Filed Pursuant to Rule 424(b)(4)
Registration No. 333-180364

PROSPECTUS

QR Energy, LP

17,500,000 Common Units

Representing Limited Partner Interests

QR Energy, LP is offering 6,202,263 common units representing limited partner interests. The selling unitholders named in this prospectus are selling 11,297,737 common units representing limited partner interests. Our common units are listed on the New York Stock Exchange under the symbol “QRE.” On April 11, 2012, the last reported sale price of our common units on the New York Stock Exchange was $19.18 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 24 of this prospectus and the other risk factors incorporated herein by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public offering price	$19.18	$335,650,000
Underwriting discount	$0.7672	$13,426,000
Proceeds, before expenses, to QR Energy, LP	$18.4128	$114,201,028
Proceeds to selling unitholders	$18.4128	$208,022,972

We have granted the underwriters a 30-day option to purchase up to an additional 2,625,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 17,500,000 common units in this offering.

The underwriters expect to deliver the common units on or about April 17, 2012.

Barclays			Wells Fargo Securities
BofA Merrill Lynch	Citigroup	J.P. Morgan	Raymond James
RBC Capital Markets	Credit Suisse	Goldman, Sachs & Co.	UBS Investment Bank

Oppenheimer & Co.	Wunderlich Securities

Global Hunter Securities	Ladenburg Thalmann & Co. Inc.	TD Securities

BMO Capital Markets	Janney Montgomery Scott

Prospectus dated April 11, 2012

QR Energy, LP

i

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or

ii

sale is not permitted. You should not assume that the information appearing in this prospectus, and the information we have previously filed with the Securities and Exchange Commission, or SEC, that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and in the documents incorporated by reference herein. You should read the entire prospectus and the documents incorporated by reference herein, as described under “Where You Can Find More Information,” before investing in our common units. The information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised unless otherwise noted. You should read “Risk Factors” beginning on page 24 of this prospectus and the other risk factors incorporated by reference herein for information about important risks that you should consider before buying our common units.

As used in this prospectus, unless we indicate otherwise: (i) “QR Energy,” “the partnership,” “we,” “our,” “us” or like terms refer collectively to QR Energy, LP and our subsidiaries, (ii) “our general partner” refers to QRE GP, LLC, (iii) “our predecessor” refers to QA Holdings, LP, our predecessor for accounting purposes and the indirect owner of the general partner interests of the limited partnerships comprising the Fund, and (iv) “the Fund” or “Quantum Resource Funds” refer collectively to Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP, and Black Diamond Resources, LLC. We include a glossary of some of the oil and natural gas terms used in this prospectus in Appendix  A.

QR Energy, LP

Overview

We are a Delaware limited partnership formed in September 2010 to acquire, own and exploit producing oil and natural gas properties in North America. Our properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. As of December 31, 2011, our total estimated proved reserves were approximately 75.2 MMBoe, of which approximately 56% were oil and NGLs and 68% were classified as proved developed reserves. As of December 31, 2011, we produced from 3,867 gross (1,631 net) producing wells across our properties, with an average working interest of 42%. Our estimated proved reserves had standardized measure of $1.2 billion as of December 31, 2011. Based on our average net production for the year ended December 31, 2011 of 13,947 Boe/d, our total estimated proved reserves had a reserve-to-production ratio of 14.8 years.

Our Properties

Our properties are located across four diverse producing regions and consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, predictable production profiles. The following table summarizes information by producing region regarding our estimated oil and natural gas reserves as of December 31, 2011 and our average net production for the year ended December 31, 2011.

	Estimated Net Proved Reserves				Standardized Measure(1) (in millions)	Average Net Production(2)			Producing Wells
	Oil (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)	Total (MBoe)		Boe/d	% Total	% Oil and NGL	Gross	Net
Permian Basin	27,410	2,963	42,105	37,391	$748.7	7,218	51%	54%	2,785	985
Ark-La-Tex	2,892	4,526	129,962	29,078	243.9	4,706	34%	23%	666	437
Mid-Continent	3,018	193	21,059	6,721	111.6	1,509	11%	45%	400	205
Gulf Coast(3)	930	161	5,428	1,996	68.3	514	4%	72%	16	4

Total	34,250	7,844	198,554	75,186	$1,172.5	13,947	100%	43%	3,867	1,631

(1)

Standardized measure is calculated in accordance with SFAS No. 69, Disclosures About Oil and Gas Producing Activities, as codified in ASC Topic 932, Extractive Activities—Oil and Gas. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure.
(2)	Production data includes all 2011 volumes and wells attributable to properties acquired from the Fund in October 2011. For more information, please read “—Recent Developments—October 2011 Acquisition from the Fund.”
(3)	Includes estimated oil reserves attributable to an 8.05% overriding royalty interest on oil production from the Fund’s 92% working interest in the Jay Field, which represents approximately 3.7% of our average net daily production for the year ended December 31, 2011.

Recent Developments

Prize Acquisition

On March 19, 2012, QRE Operating, LLC, our wholly owned subsidiary, entered into a purchase and sale agreement with Prize Petroleum, LLC and Prize Pipeline, LLC, referred to collectively as Prize in this prospectus, pursuant to which Prize agreed to transfer predominantly oil properties to us for approximately $230 million, subject to customary closing adjustments. These properties are located primarily in the Ark-La-Tex area, with a small number of properties located in Michigan. We refer to this transaction as the Prize Acquisition and the properties to be acquired as the Prize Properties.

The average net daily production associated with the Prize Properties for January 2012 was 1,171 Boe/d, implying a reserve-to-production ratio of 30 years. As of December 31, 2011, the total estimated proved reserves attributable to the Prize Properties, as calculated by our internal reserve engineers in accordance with the SEC’s rules regarding oil and natural gas reserve reporting, were approximately 12.8 MMBoe, of which approximately 95% were oil and NGLs and approximately 98% were classified as proved developed reserves. The total estimated proved reserves attributable to the Prize Properties at December 31, 2011 were determined using index prices for oil and natural gas, without giving effect to derivative transactions. The unweighted arithmetic average first-day-of-the-month prices for the prior twelve months were $96.19/Bbl for oil and $4.118/MMBtu for natural gas at December 31, 2011.

In anticipation of the closing of the Prize Acquisition, we entered into additional crude oil hedges for 2012 through 2017. These contracts were entered into with the same counterparties as our existing derivatives. For additional information regarding these additional hedge contracts or the purchase and sale agreement governing the Prize Acquisition, please read our Current Report on Form 8-K filed with the SEC on March 22, 2012, which is incorporated by reference herein.

We expect to finance the Prize Acquisition with cash on hand and borrowings under our committed bank credit facilities. In connection with the Prize Acquisition, we have secured commitments from lenders for an increase in the current borrowing base under our credit facility from $630 million to $730 million; however, this increase to the borrowing base is subject to the closing of the Prize Acquisition. In addition, we have secured commitments to provide an additional $200 million of bank loans, which are available to fund the purchase price of the acquisition, if needed. The Prize Acquisition is expected to close in April 2012, subject to a number of regulatory approvals and other customary closing conditions. Upon the execution of the purchase and sale agreement with Prize, we provided a cash deposit in the amount of 5% of the purchase price, which deposit will be counted toward the consideration to be paid at closing. If the Prize Acquisition does not close, we will receive a refund of this deposit so long as the failure to close is not due to a failure on our part to comply with our covenants under the purchase and sale agreement. Please read “Risk Factors—Risks Related to Our Business—We may not be able to complete our pending Prize Acquisition, which could adversely affect our business and cash available for distribution.”

Distribution Announcements

On April 2, 2012, the board of directors of our general partner approved a cash distribution attributable to the first quarter of 2012 of $0.4750 per unit for all outstanding common, subordinated and general partner units. The cash distribution will be paid on May 11, 2012 to unitholders of record as of April 30, 2012. The board of directors of our general partner also approved, subject to the completion of the Prize Acquisition, a cash distribution attributable to the second quarter of 2012 of $0.4875 per unit for all outstanding common, subordinated and general partner units, representing an annualized distribution of $1.95 for each such unit. The second quarter distribution will be paid on August 10, 2012 to unitholders of record as of July 30, 2012.

On October 4, 2011, the board of directors of our general partner approved an increase in the cash distribution attributable to the fourth quarter of 2011 to $0.4750 per unit for all outstanding common, subordinated and general partner units, representing an annualized distribution of $1.90 for each such unit. These cash distributions, totaling $17.0 million on all outstanding common, subordinated and general partner units, were paid on February 10, 2012 to unitholders of record at the close of business on January 30, 2012. On February 10, 2012, the holders of the preferred units received a cash distribution of $0.21 per preferred unit for the fourth quarter of 2011, totaling $3.5 million.

October 2011 Acquisition from the Fund

On October 3, 2011, we completed an acquisition of certain oil and gas properties located in the Permian Basin, Ark-La-Tex and Mid-Continent regions from the Fund for $579 million, including the issuance to the Fund of 16,666,667 unregistered Class C Convertible Preferred Units (par value of $350.0 million), which we refer to as our preferred units. For a discussion of the conversion, distribution and other terms related to the preferred units, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee.”

Because these assets were acquired from an affiliate, the acquisition was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the assets and liabilities of the acquired properties were recorded at the Fund’s carrying value and our historical financial information was recast for the period from December 22, 2010 to December 31, 2010 and the portion of 2011 prior to the acquisition to include the acquired properties owned by the Fund during those periods. Accordingly, our consolidated financial statements reflect our historical results combined with those of the acquired assets. For more information on our accounting presentation, please read Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

Our Business Strategies

Our primary business objective is to generate stable cash flows allowing us to make quarterly cash distributions to our unitholders and, over time, to increase our quarterly cash distributions. To achieve our objective, we intend to execute the following business strategies:

•

Pursue accretive acquisitions of long-lived, low-risk producing oil and natural gas properties throughout North America. We seek to acquire properties containing long-lived onshore reserves with low production decline rates and low-risk identified development potential. In addition, we seek to acquire large and mature oil and natural gas fields with opportunities for incremental improvements in hydrocarbon recovery through operational improvements and secondary and tertiary recovery techniques, which we believe offers us the most potential to improve efficiency and increase reserves, production and cash flows. We believe that our experience positions us to identify, evaluate, execute, integrate and exploit suitable acquisitions.

•

Strategically utilize our relationship with the Fund to gain access to and, from time to time, acquire its producing oil and natural gas properties that meet our acquisition criteria. During 2011, we completed an acquisition of oil and gas properties from the Fund for total consideration of $579 million, and we expect to continue to have the opportunity to make acquisitions of producing oil and natural gas properties directly from the Fund from time to time in the future. Under the terms of our omnibus agreement, the Fund agreed to offer us the first opportunity to purchase properties that it may offer for sale, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. Approximately 90% of the Fund’s estimated reserves are classified as proved developed producing, based on the Fund’s December 31, 2011 third-party reserve report. While the Fund is not obligated to sell any properties to us, we believe that selling properties to us will enhance the Fund’s economic returns by monetizing long-lived producing properties while potentially retaining a portion of the resulting cash flow through distributions on its limited partner interest in us.

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Leverage our relationships with the Fund and Quantum Energy Partners to participate in acquisitions of third-party legacy assets and to increase the size and scope of our potential third-party acquisition targets. The Fund and Quantum Energy Partners each have long histories of pursuing and consummating oil and natural gas property acquisitions in North America. Through our relationships with the Fund and Quantum Energy Partners, we have access to their significant pool of management talent and industry relationships, which we believe provides us a competitive advantage in pursuing potential third-party acquisition opportunities. Pursuant to the omnibus agreement, the Fund agreed to offer us the first option to participate in at least 25% of each acquisition for which at least 70% of the allocated value is attributable to proved developed producing reserves. Additionally, we expect to have the opportunity to work jointly with the Fund and Quantum Energy Partners to pursue certain acquisitions of oil and natural gas properties that may not otherwise be attractive acquisition candidates for any of us individually. We believe this arrangement gives us access to an array of third-party acquisition opportunities that we would not otherwise be in a position to pursue.

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Reduce costs and maximize recovery to drive value creation in our producing properties. We intend to increase our reserves and production through development and exploitation drilling and operational enhancements that we believe to be low-risk. Through our general partner’s relationship with Quantum Resources Management, we have significant technical expertise that we believe allows us to identify and implement exploitation opportunities to maximize reserve recovery on our current properties, as well as those properties that we may acquire in the future.

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Mitigate commodity price risk and maximize cash flow visibility through a disciplined commodity hedging policy. We have adopted a hedging policy to reduce the impact to our cash flows from commodity price volatility under which we enter into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period at a given point in time. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we enter into commodity derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. Additionally, we may take advantage of opportunities to modify our commodity derivative portfolio to change the percentage of our hedged production volumes when circumstances suggest that it is prudent to do so. Other than the commodity derivative contracts we entered into in contemplation of closing the Prize Acquisition, our commodity derivative contracts currently cover approximately 86% of our estimated future oil and natural gas production for 2012, based on current production estimates in our reserve report dated December 31, 2011. We believe these commodity derivative contracts allow us to mitigate the impact of oil and natural gas price volatility, thereby maximizing our cash flow visibility.

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Maintain a balanced capital structure to provide financial flexibility for acquisitions. We maintain relatively low levels of indebtedness in relation to our cash flows from operations. We believe our internally generated cash flows and our borrowing capacity under our credit facility provides us with the financial flexibility to exploit organic growth opportunities and allows us to pursue additional acquisitions of producing oil and natural gas properties.

Our Competitive Strengths

We believe that the following competitive strengths allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

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Our diversified asset portfolio is characterized by relatively low geologic risk, well-established production histories and low production decline rates. Our properties and operations are broadly distributed across four diverse producing regions, producing from multiple formations in 142 different fields, of which 107 are operated, across eight states. Our properties have well understood geologic features, relatively predictable production profiles and modest capital requirements, which we believe make them well-suited for our objective of generating stable cash flows and, over time, increasing our cash flows. Our proved developed producing properties have a future average annual decline rate of 8% over the next ten years based on our reserve report dated December 31, 2011.

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Our relationship with the Fund, which provides us with access to a portfolio of additional mature producing oil and natural gas properties that meet our acquisition criteria. The Fund’s acquisition criteria is very similar to ours, and, as such, most of the Fund’s retained assets have reserve characteristics suitable for a limited partnership such as ours. As of December 31, 2011, the Fund had total estimated proved reserves of 18.0 MMBoe, of which approximately 90% were proved developed reserves, with standardized measure of $389.8 million, and interests in more than 189 gross (147 net) oil and natural gas wells. After the effective date of our October 2011 acquisition from the Fund, the Fund’s remaining properties had average net production of approximately 5,795 Boe/d for the three months ended December 31, 2011. Based on the suitability of the majority of the Fund’s retained assets, and the Fund’s significant ownership in us, we believe we are well positioned to acquire additional assets from the Fund in the future. The Fund has no obligation to sell properties to us, and except as provided in the omnibus agreement, the Fund has no obligation to offer additional properties to us.

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Our relationship with Quantum Resources Management, which provides us with extensive technical expertise in and familiarity with our core focus areas. Through the services agreement with Quantum Resources Management, we have the operational support of a staff of 17 petroleum professionals with significant technical expertise, which includes expertise in secondary and tertiary recovery methods, and access to state-of-the-art reservoir engineering and geoscience technologies. We believe that this knowledge and technical expertise differentiates us from, and provides us with a competitive advantage over, many of our competitors. We intend to draw upon these resources in maximizing our production and ultimate reserve recovery, which could add substantial value to our assets.

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Our relationship with Quantum Energy Partners, which benefits us in evaluating and executing future acquisition opportunities. We believe that our ability to use Quantum Energy Partners’ industry relationships and broad expertise in evaluating oil and natural gas assets will expand our opportunities and differentiate us from many of our competitors. Additionally, we expect to have the opportunity to work jointly with Quantum Energy Partners to pursue acquisitions of oil and natural gas properties that we would not otherwise be able to pursue on our own or that may not otherwise be attractive acquisition candidates for either of us individually.

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Our substantial operational control of our assets, which allows us to manage our operating costs and better control capital expenditures, as well as the timing of development activities. As of December 31, 2011, we operated 83% of our assets, as measured by value, based on standardized measure. If we successfully consummate our pending acquisition, we would operate 85% of our estimated proved reserves as of December 31, 2011 based on our third-party reserve reports. We believe that these levels of operational control permit us to better manage our operating costs and the timing and expenditures associated with our development activities, thereby maximizing the value of our properties and the stability of our cash flows.

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Our management team’s extensive experience in the acquisition, development and integration of oil and natural gas assets. The members of our management team have an average of over 28 years of experience in the oil and natural gas industry. Alan L. Smith, the Chief Executive Officer of our general partner, has 25 years of oil and natural gas industry experience, a strong commercial and technical background and has built and operated successful independent exploration and production companies. John Campbell, the President and Chief Operating Officer of our general partner, has spent the last 25 years managing technical and field operations in the oil and natural gas business, resulting in significant operational experience and extensive knowledge of North American oil and natural gas basins that we believe allows us to successfully evaluate, develop and optimize our properties and potential acquisitions. Donald Wolf, the Chairman of the Board of our general partner, has spent over 40 years in the leadership of companies in the oil and natural gas sector, giving him extensive experience within the industry that we believe provides a strong foundation for managing and enhancing our operations, accessing strategic opportunities and developing our assets. In their roles at the Fund, our management team has managed the acquisition and integration of numerous oil and natural gas properties, including the $893 million Denbury Acquisition in May 2010.

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Our significant inventory of identified low-risk, oil-weighted development projects in our core operating regions. At December 31, 2011, we had 23.9 MMBoe of estimated proved undeveloped reserves, of which 53% were oil, and had identified 74 low-risk proved development projects. We intend to develop an average of approximately 50 of those identified projects per year.

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Our competitive cost of capital and financial flexibility. Unlike our corporate competitors, we do not expect to be subject to federal income taxation at the entity level. We believe that this attribute provides us with a lower cost of capital compared to many of our competitors, thereby enhancing our ability to compete for future acquisitions both individually and jointly with the Fund and Quantum Energy Partners. We expect that our ability to issue additional common units and other partnership interests in connection with acquisitions will enhance our financial flexibility. We believe our competitive cost of capital and financial flexibility enables us to be competitive in seeking to acquire oil and natural gas properties.

Our Principal Business Relationships

Our Relationship with the Fund

The Fund is a collection of limited partnerships formed by the founders of Quantum Energy Partners and Don Wolf, the Chairman of the Board of our general partner, for the purpose of acquiring mature, legacy producing oil and natural gas properties with long-lived production profiles. The Fund is managed by Quantum Resources Management, a full service management company formed to manage the oil and natural gas interests of the Fund. Our general partner has entered into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management has agreed to provide the administrative and acquisition advisory services that we believe are necessary to allow our general partner to manage, operate and grow our business.

As of December 31, 2011, the Fund had total estimated proved reserves of 18.0 MMBoe, of which approximately 90% were proved developed reserves, with standardized measure of $389.8 million, and interests in more than 189 gross (147 net) oil and natural gas wells. After the effective date of the 2011 acquisition from the Fund, the Fund’s remaining properties had average net production of approximately 5,795 Boe/d for the three months ended December 31, 2011. The estimates of proved reserves owned by the Fund as of December 31, 2011 are based on a reserve report prepared by Miller and Lents, Ltd., the Fund’s independent reserve engineers. The Fund’s assets include legacy properties with characteristics similar to our properties, and we believe that the majority of these assets are currently suitable for acquisition by us, based on our criteria that properties consist of mature, legacy onshore oil and natural gas reservoirs with long-lived, low-decline, predictable production profiles. The Fund has informed us that it intends to offer us the opportunity to purchase its mature onshore producing oil and natural gas assets, from time to time, in future periods at mutually agreeable prices.

We believe that the Fund has a vested interest in our ability to increase our reserves and production since it will hold, after the completion of this offering and assuming no exercise by the underwriters of their over-allotment option, an aggregate 40.6% limited partner interest in us, consisting of all of our preferred and subordinated units. Except as provided in the omnibus agreement, the Fund has no obligation to offer additional properties to us. If the Fund fails to present us with, or successfully competes against us for acquisition opportunities, then we may not be able to replace or increase our estimated proved reserves, which would adversely affect our cash flow from operations and our ability to make cash distributions to our unitholders.

Our Relationship with Quantum Energy Partners

Quantum Energy Partners is a private equity firm that was founded in 1998 to make investments in the energy sector. Two of the co-founders and certain other employees of Quantum Energy Partners own interests in the general partner of the Fund. Two of the co-founders also own interests in our general partner. The employees of Quantum Energy Partners are experienced energy professionals with expertise in finance and operations and broad technical skills in the oil and natural gas business. In connection with the business of Quantum Energy Partners, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Quantum Energy Partners owns interests. Although there is no obligation to do so, to the extent not inconsistent with their fiduciary duties and obligations to the investors and other parties involved with Quantum Energy Partners, Quantum Energy Partners may refer to us or allow us to participate in new acquisitions by its portfolio companies and may cause its portfolio companies to contribute or sell oil and natural gas assets to us in transactions that would be beneficial to all parties. Given this potential alignment of interests and the overlapping ownership of the management and general partners of Quantum Energy Partners, the Fund and us, we believe we will benefit from the collective expertise of the employees of Quantum Energy Partners, their extensive network of industry relationships and the access to potential acquisition opportunities that would not otherwise be available to us.

Risk Factors

An investment in our common units involves risks. Please read the full discussion of the risk factors described under “Risk Factors” beginning on page 24 of this prospectus.

Ownership and Organizational Structure

The diagram below illustrates our ownership and organizational structure based on total units outstanding after giving effect to this offering and assumes that the underwriters do not exercise their option to purchase additional common units.

Ownership Interest
Common Units held by the public	59.3%
Common Units held by the Fund	0.0%
Preferred Units held by the Fund	28.4%
Subordinated Units held by the Fund	12.2%
General Partner Units	0.1%

Total	100%

(1)

Our general partner, QRE GP, LLC, is owned 50% by an entity controlled by Toby R. Neugebauer and S. Wil VanLoh, Jr., who are directors of our general partner and also Managing Partners of Quantum Energy Partners, and 50% by an entity controlled by Alan Smith and John Campbell. Mr. Smith is the Chief Executive Officer and a director of our general partner and the Chief Executive Officer and a director of

Quantum Resources Management, and Mr. Campbell is the President and Chief Operating Officer and a director of our general partner and the President, Chief Operating Officer and a director of Quantum Resources Management.
(2)	An entity controlled by Messrs. Neugebauer and VanLoh owns a majority interest in the entities that control each of the limited partnerships and other entities comprising the Fund, and Messrs. Neugebauer, VanLoh, Smith and Campbell and Donald D. Wolf, the Chairman of the Board of our general partner, acting collectively, control such entities.

Management

QRE GP, LLC, our general partner, has sole responsibility for conducting our business and managing our operations. Our general partner’s board of directors and executive officers will make decisions on our behalf. Pursuant to a services agreement with our general partner, Quantum Resources Management provides the administrative and acquisition advisory services that we believe are necessary to allow our general partner to operate, manage and grow our business. Certain officers and directors of our general partner are also officers or directors of Quantum Resources Management or its affiliates. For a detailed description of our management, please read “Directors, Executive Officers and Corporate Governance” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, and our phone number is (713) 452-2200. Our website address is http://www.qrenergylp.com. We make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner beneficial to the holders of our common units, preferred units and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have a fiduciary duty to manage the business of our general partner in a manner beneficial to its owners, each of which is an affiliate of the Fund and Quantum Energy Partners. Both the Fund and Quantum Energy Partners and their respective affiliates manage, own and hold investments in other funds and companies that compete with us. Additionally, certain of our executive officers and directors have economic interests, personal investments and other economic incentives in funds affiliated with Quantum Energy Partners. As a result of these relationships and economic incentives, conflicts of interest may arise in the future between us and holders of our common units, preferred units and subordinated units, on the one hand, and our general partner and its owners and affiliates, on the other hand.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

The Offering

Common units offered by us	6,202,263 common units, or 8,827,263 common units if the underwriters exercise in full their option to purchase additional common units.

Common units offered by selling unitholders	11,297,737 common units.

Units outstanding after this offering	34,797,351 common units, 16,666,667 preferred units and 7,145,866 subordinated units, representing a 59.3%, 28.4% and 12.2% limited partner interest in us, respectively (37,422,351 common units, 16,666,667 preferred units and 7,145,866 subordinated units, representing a 61.1%, 27.2% and 11.6% limited partner interest in us, respectively, if the underwriters exercise in full their option to purchase additional common units). In addition, we will issue to our general partner 4,228 additional general partner units to enable it to maintain its 0.1% general partner interest in us (calculated without reference to the preferred units). As a result, following this offering, our general partner will own general partner units representing an approximate 0.1% general partner interest in us.

Use of proceeds	We expect to receive approximately $113.7 million in net proceeds from the sale of the 6,202,263 common units we are offering hereby, or $162.1 million in net proceeds if the underwriters exercise in full their option to purchase additional common units, in each case including our general partner’s proportionate capital contribution and after deducting underwriting discounts and estimated offering expenses. We will use these net proceeds to repay borrowings outstanding under our credit facility. Amounts repaid under our credit facility may be reborrowed from time to time for acquisitions, capital expenditures and other general partnership purposes, and we currently expect to fund a portion of the purchase price for the Prize Acquisition using borrowings under our credit facility. We will not receive any proceeds from the sale of common units by the selling unitholders. Please read “Use of Proceeds.”

Cash distributions	We paid a quarterly cash distribution of $0.475 per common, subordinated and general partner unit for the fourth quarter of 2011 ($1.90 per unit on an annualized basis) on February 10, 2012 to unitholders of record as of January 30, 2012. The fourth quarter 2011 distribution represented an approximate 15% increase from the third quarter 2011 distribution of $0.4125 per common, subordinated and general partner unit.

On April 2, 2012, the board of directors of our general partner approved a cash distribution attributable to the first quarter of 2012 of $0.4750 per unit for all outstanding common, subordinated and general partner units. The cash distribution will be paid on May 11, 2012 to unitholders of record as of April 30, 2012.

On April 2, 2012, the board of directors of our general partner also approved, subject to the completion of the Prize Acquisition, a cash distribution attributable to the second quarter of 2012 of $0.4875 per unit for all outstanding common, subordinated and general partner units, representing an annualized distribution of $1.95 for each such unit. The second quarter distribution will be paid on August 10, 2012 to unitholders of record as of July 30, 2012. The announced distribution for the second quarter of 2012 would represent an approximate 3% increase over the announced distribution for the first quarter of 2012 and an approximate 18% increase over the distribution paid in respect of the second quarter of 2011.

Within 45 days after the end of each quarter, we distribute our available cash from operations, after the establishment of cash reserves and the payment of fees and expenses, including distributions to holders of our preferred units ($0.21 per unit per quarter through 2014) and payments to our general partner, to unitholders of record on the applicable record date.

Assuming our general partner maintains its current 0.1% general partner interest in us (calculated without reference to the preferred units), our partnership agreement requires us to distribute all of our available cash, calculated as of the end of each quarter, in the following manner during the subordination period:

•

First, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.4125 per common unit for that quarter;

•

Second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•

Third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, 99.9% to the common and subordinated unitholders, pro rata, and 0.1% to our general partner.

Distributions on our preferred units will be made prior to distributions of available cash and, as a result, will reduce the amount of available cash for distribution to our common unitholders, subordinated unitholders and our general partner.

If cash distributions equal or exceed the Target Distribution of $0.4744 per common unit (which is an amount equal to 115% of the minimum quarterly distribution) for any calendar quarter, then,

subject to certain limitations, our general partner will receive (in addition to distributions on its general partner units) a quarterly management incentive fee, as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—General Partner Interest and Management Incentive Fee.” Payment of the management incentive fee will reduce cash available for distribution to our common and subordinated unitholders. During the first quarter of 2012, we paid a management incentive fee of approximately $1.6 million in respect of the fourth quarter of 2011.

Preferred units	The Fund owns all of our preferred units. The principal difference between our common and preferred units is that, for each quarter during the period beginning on October 3, 2011 and ending on December 31, 2014, the preferred units are entitled to receive a cumulative quarterly cash distribution of $0.21 per unit ($0.84 per unit on an annualized basis). Accordingly, holders of preferred units may receive a smaller distribution than holders of common units until the first quarter of 2015. Holders of preferred units may convert the preferred units to common units on a one-to-one basis (a) prior to October 3, 2013, following any period of 30 consecutive trading days during which the volume weighted average price for our common units equals or exceeds $27.30 per common unit, and (b) at any time on or after October 3, 2013, without regard to the trading price of our common units. Under certain conditions, we may force the conversion of the preferred units after October 3, 2014. Please read “Provisions of our Partnership Agreement Relating to Cash Distribution and the Management Incentive Fee—Distributions to Preferred Units and Terms of Conversion.”

Subordinated units	The Fund owns all of our subordinated units. The principal difference between our common and subordinated units is that, in any quarter during the subordination period, the subordinated units are entitled to receive the minimum quarterly distribution of $0.4125 per unit ($1.65 per unit on an annualized basis) only after the common units have received their minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Accordingly, holders of subordinated units may receive a smaller distribution than holders of common units or no distribution at all. Subordinated units will not accrue arrearages.

Subordination period	The subordination period will end on the earlier of:

•	the later to occur of (i) December 22, 2012, and (ii) such date as all arrearages, if any, of distributions of the minimum quarterly distribution on the common units have been eliminated; and

•

the removal of our general partner other than for cause, provided that no subordinated units or common units held by the holders of the subordinated units or their affiliates are voted in favor of such removal.

Management incentive fee	Under our partnership agreement, for each quarter for which we have paid cash distributions that equaled or exceeded the Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which will be an amount equal to the sum of:

•

the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts; and

•

the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be determined by the board of directors of our general partner and approved by the conflicts committee of our general partner’s board of directors.

The management incentive fee base will be calculated as of December 31 with respect to the first and second calendar quarters (based on a third-party fully engineered reserve report) or June 30 with respect to the third and fourth calendar quarters (based on an internally engineered reserve report, unless estimated proved reserves increased by more than 20% since the previous calculation date, in which case a third-party audit of our internal estimates will be performed). The approximate $1.6 million management incentive fee that we paid in respect of the fourth quarter of 2011 was based on our management incentive fee base as of June 30, 2011.

No portion of the management incentive fee determined for any calendar quarter will be earned or payable unless we have paid (or have reserved for payment) a quarterly distribution that equaled or exceeded the Target Distribution for such quarter. In addition, the amount of the management incentive fee otherwise payable with respect to any calendar quarter will be reduced to the extent that giving effect to the payment of such management incentive fee would cause “adjusted operating surplus” generated during such quarter to be less than 100% of our quarterly distribution paid (or reserved for payment) for such quarter on all outstanding common, Class B, if any, subordinated and general partner units. Any portion of the management incentive fee not paid as a result of the foregoing limitations will not accrue or be payable in future quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—General Partner Interest and Management Incentive Fee.”

Conversion of the management incentive and related reset of the management incentive fee base	From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at any time when it has received all or any portion of the management incentive fee for three consecutive quarters and is entitled to receive all or a portion of the management incentive fee for a fourth consecutive quarter, to convert into Class B units up to 80% of the management incentive fee for the fourth quarter in lieu of receiving a cash payment for such portion of the management incentive fee. The number of Class B units (rounded to the nearest whole number) to be issued in connection with such a conversion will be equal to (a) the product of: (i) the applicable percentage (up to 80%) of the management incentive fee our general partner has elected to convert, and (ii) the average of the management incentive fee paid to our general partner for the quarter immediately preceding the quarter for which such fee is to be converted and the management incentive fee payable to our general partner for the quarter for which such fee is to be converted, divided by (b) the cash distribution per common unit for the most recently completed quarter.

The Class B units will have the same rights, preferences and privileges of our common units and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units, and will be convertible into an equal number of common units at the election of the holder. If our general partner exercises its right to convert a portion of the management incentive fee with respect to any quarter into Class B units, then the management incentive fee base described above will be reduced in proportion to the percentage of such fee converted. As a result, any conversion will reduce the amount of the management incentive fee for all subsequent quarters, subject to potential increases in future quarters as a result of an increase in our management incentive fee base. Our general partner will, however, be entitled to receive distributions on the Class B units that it owns as a result of converting the management incentive fee. The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units. In addition, following a conversion, our general partner will be able to make subsequent conversions once certain conditions have been met. For a detailed description of this conversion right, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—General Partner’s Right to Convert Management Incentive Fee into Class B Units.”

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner manages us and operates our business. Unlike stockholders of a corporation, our unitholders have only limited voting rights on matters affecting our business. Our unitholders have no right to elect our general partner or its board of directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon completion of this offering, the Fund, its owners and their affiliates will own an aggregate of approximately 40.6% of our common, preferred and subordinated units and, therefore, will be able to prevent the removal of our general partner. Please read “The Partnership Agreement—Limited Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon the completion of this offering, our general partner, its owners and their affiliates, including the Fund, will own 100% of our preferred and subordinated units, representing 40.6% of our outstanding limited partner interests. Please read “The Partnership Agreement—Limited Call Right.”

Eligible Holders and redemption	Units held by persons who our general partner determines are not Eligible Holders will be subject to redemption. As used herein, an Eligible Holder means any person or entity qualified to hold an interest in oil and natural gas leases on federal lands. If, following a request by our general partner, a transferee or unitholder, as the case may be, does not properly complete the transfer application or recertification, for any reason, we will have the right to redeem such units at the then-current market price of such units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Description of the Common Units—Transfer of Common Units” and “The Partnership Agreement—Non-Eligible Holders; Redemption.”

Estimated ratio of taxable income to distributions	We estimate that if our unitholders own the common units purchased in this offering through the record date for distributions for the period ending December 31, 2013, such unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to such unitholders with respect to that period. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Listing and trading symbol	Our common units are listed on the New York Stock Exchange under the symbol “QRE.”

Summary Historical Financial Data

The following table presents summary historical financial data for us and our predecessor, QA Holdings, LP, for the periods and as of the dates indicated. Our historical and future results of operations will not be comparable to the historical results of our predecessor due to the factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Factors Affecting the Comparability of Our Historical Financial Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Predecessor’s Results of Operations—Factors Affecting the Comparability of the Historical Financial Results of Our Predecessor” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

The consolidated financial data presented as of and for the year ended December 31, 2011 and for the period from December 22, 2010 to December 31, 2010 are derived from our audited financial statements. The financial data for the period from January 1, 2010 to December 21, 2010 and as of and for the year ended December 31, 2009 are derived from the audited financial statements of our predecessor. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements and Supplementary Data,” both included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

Because the assets that we received in October 2011 were acquired from the Fund, whose general partner is our accounting predecessor, the October 2011 acquisition from the Fund was accounted for as a transaction between entities under common control, whereby our consolidated financial statements have been revised for the period from December 22, 2010 to December 31, 2010 and the portion of 2011 prior to the October 2011 acquisition from the fund, similar to a pooling of interests, to include the financial position, results of operation, and cash flows and liabilities attributable to the assets we received from the Fund. For more information on our financial statement presentation, please read Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

The following table presents non-GAAP financial measures, Adjusted EBITDA and Distributable Cash Flow, which we use in evaluating the liquidity and performance of our business. These measures are not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures below and reconcile them to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	QR Energy, LP		Predecessor
	Year Ended December 31, 2011	Period from December 22 to December 31, 2010	Period from January 1 to December 21, 2010	Year Ended December 31, 2009
Thousands of Dollars
Statement of Operations Data:
Revenues:
Oil, natural gas, NGL and sulfur sales	$257,903	$6,661	$244,572	$69,823
Processing fees and other	1,965	24	8,814	2,978

Total revenues	$259,868	$6,685	$253,386	$72,801

Operating costs and expenses:
Production expenses	88,057	2,355	108,408	44,841
Impairment of oil and gas properties(1)	—	—	—	28,338
Depreciation, depletion and amortization	78,354	2,130	66,482	16,993
Accretion of asset retirement obligations	2,702	77	3,674	3,585
Management fees(2)	—	—	10,486	12,018
Acquisition evaluation costs	—	—	1,192	582
Offering costs	—	—	5,148	—
General and administrative	31,666	763	25,477	18,697
Bargain purchase gain	—	—	—	(1,200)
Other expense	—	—	224	—

Total operating costs and expenses	$200,779	$5,325	$221,091	$123,854

Income (loss) from operations	$59,089	$1,360	$32,295	$(51,053)

Other income (expenses):
Realized gains (losses) on commodity derivative contracts	$(72,053)	$(289)	$5,373	$47,993
Unrealized gains (losses) on commodity derivative contracts	120,478	(12,068)	8,204	(111,113)
Interest expense, net	(45,527)	(1,136)	(22,179)	(3,716)
Other (expense) income (including income tax)	(850)	66	8,220	2,475

Total other income (expense)	$2,048	$(13,427)	$(382)	$(64,361)

Net income (loss)	$61,137	$(12,067)	$31,913	$(115,414)

Other Financial Data:
Adjusted EBITDA	$181,755
Distributable Cash Flow	$108,677
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$60,074	$1,764	$95,945	$64,907
Investing activities	(54,153)	(78,081)	(956,877)	(55,458)
Financing activities	9,317	78,512	903,448	(13,328)
Balance Sheet Data:
Working capital	$26,418	$(6,421)		$(74)
Total assets	1,057,064	938,715		226,770
Total debt	500,000	452,000		86,450
Non-controlling interests	—	—		14,733
Partners’ capital	414,841	377,151		(1,421)

(1)	Our predecessor recorded a full-cost ceiling test impairment associated with its oil and natural gas properties in 2009. Please read Note 2 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.
(2)	Represents fees paid by our predecessor to its general partner for the provision of certain administrative and acquisition services.

Non-GAAP Financial Measures

We include in this report the non-GAAP financial measures Adjusted EBITDA and Distributable Cash Flow and provide our reconciliations of Adjusted EBITDA and Distributable Cash Flow to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Adjusted EBITDA

We define Adjusted EBITDA as net income:

•	Plus:

•	Interest expense, including realized and unrealized gains and losses on interest rate derivative contracts;

•	Depletion, depreciation and amortization;

•	Accretion of asset retirement obligations;

•	Unrealized losses on commodity derivative contracts;

•	Income tax expense;

•	Impairments; and

•	General and administrative expenses that are allocated to us in accordance with GAAP in excess of the administrative services fee paid by our general partner and reimbursed by us.

•	Less:

•	Interest income; and

•	Unrealized gains on commodity derivative contracts.

We use Adjusted EBITDA to calculate the quarterly administrative services fee our general partner pays to Quantum Resources Management under the services agreement between our general partner and Quantum Resources Management. Please read “Certain Relationships and Related Party Transactions—Related Party Agreements—Services Agreement.”

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess:

•	the cash flow generated by our assets, without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness.

In addition, management uses Adjusted EBITDA to evaluate actual cash flow available to pay distributions to our unitholders, develop existing reserves or acquire additional oil and natural gas properties.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner. The following table presents our calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income and cash flows provided by operating activities, our most directly comparable GAAP financial measures, for the year ended December 31, 2011.

Year Ended December 31, 2011
Thousands of Dollars
Reconciliation of consolidated net income (loss) to Adjusted EBITDA:
Net income (loss)	$61,137
Unrealized (gains) losses on commodity derivative contracts	(120,478)
Loss on modification of derivative contracts	83,399
Depreciation, depletion and amortization	78,354
Accretion of asset retirement obligations	2,702
Interest expense, net	45,527
Impairment expense	—
Income tax expense	850
General and administrative expense in excess of the administrative services fee	30,264

Adjusted EBITDA	$181,755

Reconciliation of Net Cash from Operating Activities to Adjusted EBITDA:
Net cash provided by (used in) operating activities	$60,074
(Increase) decrease in working capital	19,347
Timing differences related to excess general and administrative expense calculations	(159)
Loss on modification of derivative contracts	83,399
Interest expense, net	19,093
State tax expense, current	1

Adjusted EBITDA	$181,755

Distributable Cash Flow

We define Distributable Cash Flow as Adjusted EBITDA less cash interest expense, estimated maintenance capital expenditures, distributions to preferred unitholders and the management incentive fee. Distributable Cash Flow is a significant performance metric used by us and by external users of our financial statements, such as investors, commercial banks, research analysts and others to compare basic cash flows generated by us (prior to the establishment of any retained cash reserve by our general partner) to the cash distributions we expect to pay our unitholders. Using this metric, management can quickly compute the coverage ratio of estimated cash flows to planned cash distributions. Distributable Cash Flow is also an important financial measure for our unitholders as it serves as an indicator of our success in providing a cash return on investment. Specifically, Distributable Cash Flow indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Distributable Cash Flow is a quantitative standard used throughout the investment community with respect to equity interests in publicly-traded partnerships and limited liability companies as such interests are yield-based securities, and the yield is based on the amount of cash distributions the entity pays to a unitholder. The following table presents our calculation of Distributable Cash Flow and a reconciliation of net income, its most directly comparable GAAP financial measure, for the year ended December 31, 2011.

Year Ended December 31, 2011
Thousands of Dollars
Reconciliation of consolidated net income (loss) to Distributable Cash Flow:
Net income (loss)	$61,137
Unrealized (gains) losses on commodity derivative contracts	(120,478)
Loss on modification of derivative contracts	83,399
Depreciation, depletion and amortization	78,354
Accretion of asset retirement obligations	2,702
Interest expense, net	45,527
Impairment expense	—
Income tax expense	850
General and administrative expense in excess of the administrative services fee	30,264

Adjusted EBITDA	181,755
Estimated maintenance capital expenditures	(50,000)
Cash interest expense	(18,082)
Distributions to preferred unitholders	(3,424)
Management incentive fee earned	(1,572)

Distributable Cash Flow	$108,677

Summary Reserve and Operating Data

The following tables present summary data with respect to our estimated net proved oil and natural gas reserves and certain operating data as of December 31, 2011. The reserve estimates at December 31, 2011 are based on reports prepared by Miller and Lents, Ltd., our independent reserve engineers. These reserve estimates were prepared in accordance with the SEC’s rules regarding oil and natural gas reserve reporting that are currently in effect. The following table also contains certain summary unaudited information regarding production and sales of oil and natural gas with respect to such properties.

The tables below do not give effect to our pending Prize Acquisition. For information regarding the estimated proved reserves and production associated with the Prize Properties, please read “—Recent Developments—Prize Acquisition.”

The summary reserve and operating data should be read in conjunction with “Business—Our Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein, in evaluating the material presented in the tables below.

Reserve Data

As of December 31, 2011
Estimated Proved Reserves:
Estimated net proved reserves:
Oil (MBbls)	34,251
NGLs (MBbls)	7,843
Natural gas (MMcf)	198,554
Total (MBoe)(1)	75,186
Proved developed (MBoe)	51,277
Proved undeveloped (MBoe)	23,909
Proved developed reserves as a percentage of total proved reserves	68%
Standardized measure (in millions)(2)	$1,172.5
Oil and Natural Gas Prices(3):
Oil—NYMEX—WTI per Bbl	$96.19
Natural gas—NYMEX—Henry Hub per MMBtu	$4.118

(1)	One Boe is equal to six Mcf of natural gas or one Bbl of oil or NGLs based on an approximate energy equivalency. This is a physical correlation and does not reflect a value or price relationship between the commodities.
(2)	Standardized measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC without giving effect to non-property related expenses, such as general and administrative expenses, interest and income tax expenses, or to depletion, depreciation and amortization. The future cash flows are discounted using an annual discount rate of 10%. Standardized measure does not give effect to commodity derivative contracts. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. For a description of our commodity derivative contracts, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Commodity Derivative Contracts” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

(3)	Our estimated net proved reserves and standardized measure were computed by applying average fiscal-year index prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the applicable twelve-month period), held constant throughout the life of the properties. These prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. As of December 31, 2011, the relevant average realized prices for oil, natural gas and NGLs were $90.89 per Bbl, $4.28 per Mcf and $49.23 per Bbl, respectively.

Operating Data

Year Ended December 31, 2011
Net Production:
Total production (MBoe)	5,091
Average production (Boe/d)	13,947
Average Sales Price Excluding Commodity Derivatives per unit:
Oil (per Bbl)	$92.10
Natural gas (per Mcf)	$4.80
NGL (per Bbl)	$53.30
Average Sales Price Including Commodity Derivatives per unit:
Oil (per Bbl)	$90.49
Natural gas (per Mcf)	$5.67
NGL (per Bbl)	$53.30
Average Unit Costs per Boe:
Lease operating expenses	$13.06
Production and other taxes	$3.46
General and administrative expenses	$15.39
Depletion, depreciation and amortization	$6.22

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective unitholders should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and our unitholders could lose all or part of their investment.

Risks Related to Our Business

We may not have sufficient cash to pay the minimum quarterly distribution on our common units, following the establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

We may not have sufficient available cash each quarter to pay the minimum quarterly distribution of $0.4125 per unit or any other amount.

Under the terms of our partnership agreement, the amount of cash available for distribution will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including acquisitions of additional oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders. We intend to reserve a portion of our cash generated from operations to develop our oil and natural gas properties and to acquire additional oil and natural gas properties to maintain and grow our oil and natural gas reserves.

The amount of cash we actually generate will depend upon numerous factors related to our business that may be beyond our control, including, among other things, the risks described in this section.

In addition, the actual amount of cash that we will have available for distribution to our unitholders will depend on other factors, including:

•	the amount of oil, NGLs and natural gas we produce;

•	the prices at which we sell our oil, NGL and natural gas production;

•	the effectiveness of our commodity price hedging strategy;

•	the cost to produce our oil and natural gas assets;

•	the level of our capital expenditures, including scheduled and unexpected maintenance expenditures;

•	the cost of acquisitions;

•	our ability to borrow funds under our credit facility;

•	prevailing economic conditions;

•	sources of cash used to fund acquisitions;

•	distributions on our preferred units, debt service requirements and restrictions on distributions contained in our credit facility or future debt agreements;

•	interest payments;

•	fluctuations in our working capital needs;

•	general and administrative expenses; and

•	the amount of cash reserves, which we expect to be substantial, established by our general partner for the proper conduct of our business.

As a result of these factors, the amount of cash we distribute to our unitholders may fluctuate significantly from quarter to quarter and may be less than the minimum quarterly distribution that we expect to distribute. For a description of additional restrictions and factors that may affect our ability to make cash distributions to our unitholders, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

Oil and natural gas prices are very volatile. A decline in oil or natural gas prices will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

The oil and natural gas markets are very volatile, and we cannot predict future oil and natural gas prices. For example, market prices for natural gas in the United States have declined substantially from 2008 price levels, and the rapid development of shale plays throughout North America has contributed significantly to this trend. Lower prices also may reduce the amount of natural gas or oil that we can produce economically. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	domestic and foreign supply of and demand for oil and natural gas;

•	weather conditions and the occurrence of natural disasters;

•	overall domestic and global economic conditions;

•

political and economic conditions in oil and natural gas producing countries globally, including terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war;

•	the imposition or lifting of economic sanctions against foreign countries;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil price and production controls;

•	the effect of increasing liquefied natural gas, or LNG, deliveries to and exports from the United States;

•	the impact of the U.S. dollar exchange rates on oil and natural gas prices;

•	technological advances affecting energy supply and energy consumption, including improved drilling techniques for unconventional resource areas;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity, capacity, cost and availability of oil and natural gas pipelines and other transportation facilities;

•	the availability of refining capacity; and

•	the price and availability of alternative fuels.

In the past, oil and natural gas prices have been extremely volatile, and we expect this volatility to continue. For example, during 2011, the NYMEX–WTI oil price ranged from a high of $113.39 per Bbl to a low of $75.40 per Bbl, while the NYMEX–Henry Hub natural gas price ranged from a high of $4.92 per MMBtu to a low of $2.84 per MMBtu. For the five years ended December 31, 2011, the NYMEX–WTI oil price ranged from a high of $145.31 per Bbl to a low of $30.28 per Bbl, while the NYMEX–Henry Hub natural gas price ranged from a high of $13.31 per MMBtu to a low of $1.83 per MMBtu. Natural gas prices have experienced a continuous decrease in late 2011 and early 2012. Future decreases in the natural gas market price could have a negative impact on revenues, profitability, and cash flow. Declines in future natural gas market prices could also have a negative impact on our reserves values. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

Our revenue, profitability and cash flow depend upon the prices of and demand for oil and natural gas, and a drop in prices can significantly affect our financial results and impede our growth. In particular, declines in commodity prices will:

•	limit our ability to enter into commodity derivative contracts at attractive prices;

•	negatively impact the value and quantities of our reserves, because declines in oil and natural gas prices would reduce the amount of oil and natural gas that we can economically produce;

•	reduce the amount of cash flow available for capital expenditures;

•	limit our ability to borrow money or raise additional capital; and

•	impair our ability to pay distributions to our unitholders.

If we raise our distribution levels in response to increased cash flow during periods of relatively high commodity prices, we may not be able to sustain those distribution levels during subsequent periods of lower commodity prices.

Our estimated oil and natural gas reserves will naturally decline over time, and it is unlikely that we will be able to sustain distributions at the level of our minimum quarterly distribution without making accretive acquisitions or substantial capital expenditures that maintain our asset base.

Our future oil and natural gas reserves, production volumes, cash flow and ability to make distributions to our unitholders depend on our success in developing and exploiting our current reserves efficiently and finding or acquiring additional recoverable reserves economically. Based on our December 31, 2011 reserve report, the average decline rate for our existing proved developed producing reserves is approximately 12% for 2012, approximately 7% compounded average decline for the subsequent five years and approximately 7% thereafter. We may not be able to develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations and reduce cash available for distribution to our unitholders.

We will need to make substantial capital expenditures to maintain our asset base, which will reduce our cash available for distribution. Because the timing and amount of these capital expenditures may fluctuate each quarter, we will reserve substantial amounts of cash each quarter to finance these expenditures over time. We estimate that an average annual capital expenditure of $50.0 million will enable us to maintain the current level of production from our assets through December 31, 2016. We may use the reserved cash to reduce indebtedness until we make the capital expenditures. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient expenditures to maintain our asset base, we may be unable to pay distributions at the minimum quarterly distribution from cash generated from operations and would therefore have to reduce our distributions. If our reserves decrease and we do not reduce our distribution, then a portion of the distribution may be considered a return of part of a unitholder’s investment in us as opposed to a return on his investment. If we do not make sufficient growth capital expenditures, we will be unable to sustain our business operations and would therefore have to reduce our distributions to our unitholders.

Our acquisition and development operations will require substantial capital expenditures. We expect to fund these capital expenditures using cash generated from our operations, additional borrowings or the issuance of additional partnership interests, or some combination thereof, which could adversely affect our ability to pay distributions at the then-current distribution rate or at all.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial growth capital expenditures in our business for the development, production and acquisition of oil and natural gas reserves. These expenditures will reduce the amount of cash available for distribution to our unitholders. We intend to finance our future growth capital expenditures with cash flows from operations, borrowings under our new credit facility and the issuance of debt and equity securities.

Our cash flows from operations and access to capital are subject to a number of variables, including:

•	our estimated proved oil and natural gas reserves;

•	the amount of oil, NGLs and natural gas we produce from existing wells;

•	the prices at which we sell our production;

•	the costs of developing and producing our oil and natural gas production;

•	our ability to acquire, locate and produce new reserves;

•	the ability and willingness of banks to lend to us; and

•	our ability to access the equity and debt capital markets.

The use of cash generated from operations to fund growth capital expenditures will reduce cash available for distribution to our unitholders. If the borrowing base under our credit facility or our revenues decrease as a result of lower oil or natural gas prices, operating difficulties, declines in estimated reserves or production or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed to fund our growth capital expenditures, our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control.

Our failure to obtain the funds for necessary future growth capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay distributions to our unitholders. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional partnership interests may result in significant unitholder dilution, thereby increasing the aggregate amount of cash required to maintain the then-current distribution rate, which could adversely affect our ability to pay distributions to our unitholders at the then-current distribution rate or at all.

An increase in the differential between the NYMEX or other benchmark prices of oil and natural gas and the wellhead price we receive for our production could significantly reduce our cash available for distribution and adversely affect our financial condition.

The prices that we receive for our oil and natural gas production sometimes reflect a discount to the relevant benchmark prices, such as NYMEX, that are used for calculating derivative positions. The difference between the benchmark price and the price we receive is called a differential. Increases in the differential between the benchmark prices for oil and natural gas and the wellhead price we receive could significantly reduce our cash available for distribution to our unitholders and adversely affect our financial condition. In 2011 we entered into basis differential derivative contracts to reduce the impact of these differentials in respect of our production. The prices as which we enter into basis differential derivative contracts in the future will be dependent upon price differentials at the time we enter into these transactions, which may be substantially higher or lower than the current differentials. Accordingly, our differential hedging strategy may not protect us from significant increases in price differentials.

Future price declines of oil and natural gas may result in a write-down of the carrying values of our oil and natural gas properties, which could adversely affect our results of operations.

We may be required under full cost accounting rules to write down the carrying value of our oil and natural gas properties if oil and natural gas prices decline or if we have substantial downward adjustments to our estimated proved reserves, capital expenditures that do not generate equivalent or greater value in estimated proved reserves, increases in our estimated future operating, development or abandonment costs or deterioration in our exploitation results.

We utilize the full cost method of accounting for oil and natural gas exploration and development activities. Under this method, all costs associated with property exploration and development (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and direct overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities are capitalized. Under full cost accounting, we are required by SEC regulations to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of our oil and natural gas properties that is equal to the expected present value (discounted at 10%) of the future net cash flows from estimated proved reserves, calculated using the applicable price calculation for the period tested, as adjusted for “basis” or location differentials, or net wellhead prices held constant over the life of the reserves. Under current rules, which became effective for ceiling tests in 2009, the ceiling limitation calculation uses the SEC methodology to calculate the present value of future net cash flows from estimated proved reserves. For prior periods, the ceiling limitation calculation used oil and natural gas prices in effect as of the balance sheet date, as adjusted for basis or location differentials as of the balance sheet date, and held constant over the life of the reserves. If the net book value of our oil and natural gas properties exceeds our ceiling limitation, SEC regulations require us to impair or “write down” the book value of our oil and natural gas properties.

A ceiling test write-down would not impact cash flow from operating activities, but it would reduce partners’ equity on our balance sheet. The risk of a required ceiling test write-down of the book value of oil and natural gas properties increases when oil and natural gas prices are low. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period incurred.

Our hedging strategy may be ineffective in removing the impact of commodity price volatility from our cash flows, which could result in financial losses or could reduce our income, which may adversely affect our ability to pay distributions to our unitholders.

To achieve more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we use commodity derivative contracts for a significant portion of our oil and natural gas production that could result in both realized and unrealized hedging losses. The extent of our commodity price exposure is related largely to the effectiveness and scope of our commodity derivative contracts. For example, some of the commodity derivative contracts we utilize are based on quoted market prices, which may differ significantly from the actual prices we realize in our operations for oil and natural gas. Our credit facility also limits the amount of commodity derivative contracts we can enter into and, as a result, we will continue to have direct commodity price exposure on the unhedged portion of our production volumes. In accordance with our risk management policy, for 2012, and over a three-to-five year period at a given point in time, approximately 15% to 35% of our estimated total oil and natural gas production will not be covered by commodity derivative contracts. In addition, none of our estimated total NGL production is covered by commodity derivative contracts. Please read “Quantitative and Qualitative Disclosures About Market Risk” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

We have adopted a hedging policy to reduce the impact to our cash flows from commodity price volatility. In 2011, we entered into basis differential derivative contracts to reduce the impact of differentials we experience in respect of our production. We intend to enter into commodity derivative contracts at times and on terms desired to maintain a portfolio of commodity derivative contracts covering approximately 65% to 85% of our estimated oil and natural gas production over a three-to-five year period at a given point of time. As opposed to entering into commodity derivative contracts at predetermined times or on prescribed terms, we intend to enter into commodity derivative contracts in connection with material increases in our estimated reserves and at times when we believe market conditions or other circumstances suggest that it is prudent to do so. Additionally, we may take advantage of opportunities to modify our commodity and differential derivative portfolio to change the percentage of our hedged production volumes when circumstances suggest that it is prudent to do so. However, our price hedging strategy and future hedging transactions will be determined at the discretion of our general partner, which is not under an obligation to enter into commodity and differential derivative contracts covering a specific portion of our production. The prices at which we enter into commodity and differential derivative contracts covering our production in the future will be dependent upon oil and natural gas prices at the time we enter into these transactions, which may be substantially higher or lower than current oil and natural gas prices. Accordingly, our price hedging strategy may not protect us from significant declines in oil and natural gas prices received for our future production. Conversely, our hedging strategy may limit our ability to realize cash flows from commodity price increases. It is also possible that a substantially larger percentage of our future production will not be hedged as compared with the next few years, which would result in our oil and natural gas revenues becoming more sensitive to commodity price changes.

In addition, our actual future production may be significantly higher or lower than we estimate at the time we enter into commodity and differential derivative contracts for such period. If the actual production is higher than estimated, we will have greater commodity price exposure than we intended. If the actual production is lower than the notional amount of our commodity derivative contracts, we might be forced to satisfy all or a portion of our commodity and differential derivative contracts without the benefit of the cash flow from our sale of the underlying physical commodity, substantially diminishing our liquidity. There may be a change in the expected differential between the underlying commodity price in the commodity derivative contract and the actual price received, which may result in payments to our derivative counterparty that are not offset by our receipt of higher prices from our production in the field.

As a result of these factors, our commodity derivative activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows, which could adversely affect our ability to pay distributions to our unitholders.

Our hedging transactions expose us to counterparty credit risk.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden changes in a counterparty’s liquidity, which could impair their ability to perform under the terms of the derivative contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform under contracts with us. Even if we do accurately predict sudden changes, our ability to mitigate that risk may be limited depending upon market conditions.

Our estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our estimated reserves.

It is not possible to measure underground accumulations of oil or natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, future production levels and operating and development costs. In estimating our level of oil and natural gas reserves, we and our independent reserve engineers make certain assumptions that may prove to be incorrect, including assumptions relating to:

•	the level of oil and natural gas prices;

•	future production levels;

•	capital expenditures;

•	operating and development costs;

•	the effects of regulation;

•	the accuracy and reliability of the underlying engineering and geologic data; and

•	the availability of funds.

If these assumptions prove to be incorrect, our estimates of proved reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and our estimates of the future net cash flows from our estimated proved reserves could change significantly. For example, if the prices used in our December 31, 2011 reserve report had been $10.00 less per barrel for oil and $1.00 less per Mcf for natural gas, then the standardized measure of our estimated proved reserves as of that date would have decreased by $260.6 million, from $1.2 billion to $911.9 million.

Our standardized measure is calculated using unhedged oil, natural gas and NGL prices and is determined in accordance with the rules and regulations of the SEC and FASB guidance. Over time, we may make material changes to reserve estimates to take into account changes in our assumptions and the results of actual development and production.

The reserve estimates we make for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy production histories. A lack of production history may contribute to inaccuracy in our estimates of proved reserves, future production rates and the timing of development expenditures.

The standardized measure of our estimated proved reserves is not necessarily the same as the current market value of our estimated proved oil and natural gas reserves.

We base the estimated discounted future net cash flows from our estimated proved reserves on prices and costs in effect as of the date of the estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	the actual prices we receive for oil, natural gas and NGLs;

•	our actual operating costs in producing oil, natural gas and NGLs;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	the supply of and demand for oil, natural gas and NGLs; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from estimated proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with by SEC and FASB guidance, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Secondary and tertiary recovery techniques may not be successful, which could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

Approximately 24% of our 2011 production and 33% of our estimated proved reserves as of December 31, 2011 relied on secondary and tertiary recovery techniques, which include waterfloods and injecting gases into producing formations to enhance hydrocarbon recovery. If production response to these techniques is less than forecasted for a particular project, then the project may be uneconomic or generate less cash flow and reserves than we had estimated prior to investing the capital to employ these techniques. Risks associated with secondary and tertiary recovery techniques include the following:

•	lower-than-expected production;

•	longer response times;

•	higher-than-expected operating and capital costs;

•	shortages of equipment; and

•	lack of technical expertise.

If any of these risks occur, it could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

Developing and producing oil and natural gas are costly and high-risk activities with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

The cost of developing, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. Our efforts will be uneconomical if we drill dry holes or wells that are productive but do not produce as much oil and natural gas as we had estimated. Furthermore, our development and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of rigs, equipment, labor or other services;

•	composition of sour gas, including sulfur and mercaptan content;

•	unexpected operational events and conditions;

•	reductions in oil and natural gas prices;

•	increases in severance taxes;

•	adverse weather conditions and natural disasters;

•	facility or equipment malfunctions and equipment failures or accidents, including acceleration of the deterioration of our facilities and equipment due to the highly corrosive nature of sour gas;

•	title problems;

•	pipe or cement failures and casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as natural gas leaks, oil spills, pipeline and tank ruptures, discharges of toxic gases or other pollutants into the surface and subsurface environment;

•	lost or damaged oilfield development and service tools;

•	unusual or unexpected geological formations and pressure or irregularities in formations;

•	loss of drilling fluid circulation;

•	fires, blowouts, surface craterings and explosions;

•	uncontrollable flows of oil, natural gas, formation water or well fluids;

•	loss of leases due to incorrect payment of royalties; and

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other hazards, including those associated with sour gas such as an accidental discharge of hydrogen sulfide gas, that could also result in personal injury and loss of life, pollution and suspension of operations.

If any of these factors were to occur with respect to a particular field, we could lose all or a part of our investment in the field, or we could fail to realize the expected benefits from the field, either of which could materially and adversely affect our revenue and cash available for distribution to our unitholders.

Additionally, drilling, transportation and processing of hydrocarbons bear an inherent risk of loss of containment. Potential consequences include loss of reserves, loss of production, loss of economic value associated with the affected wellbore, contamination of soil, ground water and surface water, as well as potential fines, penalties or damages associated with any of the foregoing consequences.

Our expectations for future drilling activities are planned to be realized over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of such activities.

We have identified drilling, recompletion and development locations and prospects for future drilling, recompletion and development. These drilling, recompletion and development locations represent a significant part of our future drilling and enhanced recovery opportunity plans. Our ability to drill, recomplete and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, the generation of additional seismic or geological information, the availability of drilling rigs and drilling results. Because of these uncertainties, we cannot give any assurance as to the timing of these activities or that they will ultimately result in the realization of estimated proved reserves or meet our expectations for success. As such, our actual drilling and enhanced recovery activities may materially differ from our current expectations, which could have a significant adverse effect on our estimated reserves, financial condition and results of operations.

Shortages of rigs, equipment and crews could delay our operations and reduce our cash available for distribution to our unitholders.

Higher oil and natural gas prices generally increase the demand for rigs, equipment and crews and can lead to shortages of, and increasing costs for, development equipment, services and personnel. Shortages of, or increasing costs for, experienced development crews and oilfield equipment and services could restrict our ability to drill the wells and conduct the operations that we currently have planned. Any delay in the development of new wells or a significant increase in development costs could reduce our revenues and reduce our cash available for distribution to our unitholders.

If we do not make acquisitions on economically acceptable terms, our future growth and ability to pay or increase distributions will be limited.

Our ability to grow and to increase distributions to our unitholders depends in part on our ability to make acquisitions that result in an increase in available cash per unit. We may be unable to make such acquisitions because we are:

•	unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with their owners;

•	unable to obtain financing for these acquisitions on economically acceptable terms; or

•	outbid by competitors.

If we are unable to acquire properties containing estimated proved reserves, our total level of estimated proved reserves will decline as a result of our production, and we will be limited in our ability to increase or possibly even to maintain our level of cash distributions to our unitholders.

Any acquisitions we complete are subject to substantial risks that could reduce our ability to make distributions to unitholders.

Even if we do make acquisitions that we believe will increase available cash per unit, these acquisitions may nevertheless result in a decrease in available cash per unit. Any acquisition, including our pending Prize Acquisition, involves potential risks, including, among other things:

•	the validity of our assumptions about estimated proved reserves, future production, revenues, capital expenditures, operating expenses and costs, including synergies;

•	an inability to successfully integrate the businesses we acquire;

•	a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	an inability to hire, train or retain qualified personnel to manage and operate our growing business and assets;

•	facts and circumstances that could give rise to significant cash and certain non-cash charges;

•	unforeseen difficulties encountered in operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition, given time constraints imposed by sellers. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. If our acquisitions, including our pending Prize Acquisition, do not generate the expected increases in available cash per unit, our ability to make distributions to our unitholders could be reduced.

We may not be able to complete our pending Prize Acquisition, which could adversely affect our business and cash available for distribution.

Completion of the Prize Acquisition is subject to customary regulatory approvals, including those under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary closing conditions. It is possible that such regulatory approvals may not be received at all or in a timely manner, or that one or more other closing conditions may not be satisfied or, if not satisfied, that such condition may not be waived by the other party. If we were unable to complete the Prize Acquisition, we would not realize the expected benefits of the proposed acquisition, including, without limitation, an expected increase in the cash available for distribution on our common units. In addition, in anticipation of the closing of the Prize Acquisition, we entered into additional crude oil hedges for 2012 through 2017. If we are unable to complete the Prize Acquisition, we will be required to unwind certain of these hedges to comply with covenants in our credit facility. If we are required to unwind these hedge contracts and the price of oil at that time exceeds the average price on the swaps we entered into in connection with the acquisition, we will have to pay the amount of such excess to unwind the hedges. As a result, if we are unable to successfully complete this transaction, it could adversely impact our business and cash available for distribution.

We may experience a financial loss if Quantum Resources Management is unable to sell a significant portion of our oil and natural gas production.

Under our services agreement, Quantum Resources Management sells our oil, natural gas and NGL production on our behalf. Quantum Resources Management’s ability to sell our production depends upon the demand for oil, natural gas and NGLs from Quantum Resources Management’s customers.

In recent years, a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for our production. This reduction in potential customers has reduced overall market liquidity. If any one or more of Quantum Resources Management’s significant customers reduces the volume of oil and natural gas production it purchases and Quantum Resources Management is unable to sell those volumes to other customers, then the volume of our production that Quantum Resources Management sells on our behalf could be reduced, and we could experience a material decline in cash available for distribution.

In addition, a failure by any of these companies, or any purchasers of our production, to perform their payment obligations to us could have a material adverse effect on our results of operation. To the extent that purchasers of our production rely on access to the credit or equity markets to fund their operations, there could be an increased risk that those purchasers could default in their contractual obligations to us. If for any reason we were to determine that it was probable that some or all of the accounts receivable from any one or more of the purchasers of our production were uncollectible, we would recognize a charge in the earnings of that period for the probable loss and could suffer a material reduction in our liquidity and ability to make distributions to our unitholders.

We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to pay distributions to our unitholders.

The oil and natural gas industry is intensely competitive with respect to acquiring prospects and productive properties, marketing oil and natural gas and securing equipment and trained personnel. Many of our competitors are large independent oil and natural gas companies that possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more properties than our financial or personnel resources permit. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for oil and natural gas properties and evaluate, bid for and purchase a greater number of properties than our financial, technical or personnel resources permit. In addition, there is substantial competition for investment capital in the oil and natural gas industry. These larger companies may have a greater ability to continue development activities during periods of low oil and natural gas prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Any inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

We may incur substantial additional debt to enable us to pay our quarterly distributions, which may negatively affect our ability to pay future distributions or execute our business plan.

We may be unable to pay the minimum quarterly distribution or the then-current distribution rate without borrowing under our credit facility. When we borrow to pay distributions to our unitholders, we are distributing more cash than we are generating from our operations on a current basis. This means that we are using a portion of our borrowing capacity under our credit facility to pay distributions to our unitholders rather than to maintain or expand our operations. If we use borrowings under our credit facility to pay distributions to our unitholders for an extended period of time rather than to fund capital expenditures and other activities relating to our operations, we may be unable to maintain or grow our business. Such a curtailment of our business activities, combined with our payment of principal and interest on our future indebtedness to pay these distributions, will reduce our cash available for distribution on our units and will have a material adverse effect on our business, financial condition and results of operations. If we borrow to pay distributions to our unitholders during periods of low commodity prices and commodity prices remain low, we may have to reduce our distribution to our unitholders to avoid excessive leverage.

Our future debt levels may limit our ability to obtain additional financing and pursue other business opportunities.

We had $500.0 million of debt outstanding as of December 31, 2011. We have the ability to incur debt, including under our credit facility, subject to anticipated borrowing base limitations in our credit facility. The level of our future indebtedness could have important consequences to us, including:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

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covenants contained in our credit facility and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

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we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to our unitholders; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions to our unitholders, reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all, which may have an adverse effect on our ability to make cash distributions.

Our credit facility has substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders.

The operating and financial restrictions and covenants in our credit facility and any future financing agreements may restrict our ability to finance future operations or capital needs or to engage, expand or pursue our business activities or to pay distributions to our unitholders. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein. Our future ability to comply with these restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and other events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we fail to provide audited financial statements within 90 days after the end of our fiscal year end and reviewed financial statements within 45 days after the end of our interim periods, we will be in violation of our covenants. If we violate any provisions of our credit facility that are not cured or waived within the appropriate time periods provided in our credit facility, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions to our unitholders will be inhibited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facility will be secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit facility, the lenders could seek to foreclose on our assets.

Our credit facility is reserve-based, and thus we are permitted to borrow under the credit facility in an amount up to the borrowing base, which is primarily based on the estimated value of our oil and natural gas properties and our commodity derivative contracts as determined semi-annually by our lenders in their sole discretion. These borrowing base redeterminations are based on an engineering report with respect to our estimated natural gas, NGL and oil reserves, which will take into account the prevailing natural gas, NGL and oil prices at such time, as adjusted for the impact of our commodity derivative contracts. In the future, we may be unable to access sufficient capital under our credit facility as a result of (i) a decrease in our borrowing base due to a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lenders to meet their funding obligations.

A future decline in commodity prices could result in a redetermination that lowers our borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base, or we could be required to pledge other oil and natural gas properties as additional collateral. We do not anticipate having any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our credit facility. Additionally, we anticipate that if, at the time of any distribution, our borrowings equal or exceed the maximum percentage allowed of the then-specified borrowing base, we will not be able to pay distributions to our unitholders in any such quarter without first making the required repayments of indebtedness under our credit facility.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are a variety of operating risks inherent in our wells, gathering systems, pipelines, natural gas processing plants and other facilities, such as leaks, explosions, mechanical problems and natural disasters, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of our wells, gathering systems, pipelines, natural gas processing plants and other facilities near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

Insurance against all operational risk is not available to us. We are not fully insured against all risks, including development and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets due to weather and adverse economic conditions have made it more difficult for us to obtain certain types of coverage. As a result, we may not be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes, and we cannot be sure the insurance coverage we do obtain will contain large deductibles or fail to cover certain hazards or cover all potential losses. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders.

Our business depends in part on pipelines, gathering systems and processing facilities owned by others. Any limitation in the availability of those facilities could interfere with our ability to market our oil and natural gas production and could harm our business.

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of pipelines, gathering systems and processing facilities. The amount of oil and natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or pipeline or processing facility capacity could reduce our ability to market our oil and natural gas production and harm our business.

Because we do not control the development of certain of the properties in which we own interests, but do not operate, we may not be able to achieve any production from these properties in a timely manner.

As of December 31, 2011, 12.9 MMBoe of our estimated proved reserves and 1.0 MMBoe of our estimated proved undeveloped reserves, or 17% of our estimated proved reserves and 4% of our estimated proved undeveloped reserves as determined by volume and by value based on standardized measure, were attributable to properties for which we were not the operator. As a result, the success and timing of drilling and development activities on such nonoperated properties depend upon a number of factors, including:

•	the nature and timing of drilling and operational activities;

•	the timing and amount of capital expenditures;

•	the operators’ expertise and financial resources;

•	the approval of other participants in such properties; and

•	the selection and application of suitable technology.

If drilling and development activities are not conducted on these properties or are not conducted on a timely basis, we may be unable to increase our production or offset normal production declines, or we will be required to write off the estimated proved reserves attributable thereto, any of which may adversely affect our production, revenues and results of operations and our cash available for distribution. Any such write-offs of our reserves could reduce our ability to borrow money and could adversely impact our ability to pay distributions on the common units.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our oil and natural gas exploration, production and processing operations are subject to complex and stringent laws and regulations. To conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and production and processing of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. Please read “Business—Environmental Matters and Regulation” and “—Other Regulation of the Oil and Natural Gas Industry” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein, for a description of the laws and regulations that affect us.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

In December 2009, the U.S. Environmental Protection Agency, or EPA, published its findings that emissions of carbon dioxide, or CO2, methane and other greenhouse gases, or GHGs, present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act, including one that requires a reduction in emissions of GHGs from motor vehicles and another one that requires certain construction and operating permit reviews for GHG emissions from certain large stationary sources. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the United States, including, among others, certain onshore and offshore oil and natural gas production facilities, which may include certain of our operations, on an annual basis.

In addition, the U.S. Congress has from time to time considered legislation to reduce emissions of GHGs, and almost one-half of states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The adoption of any legislation or regulations that requires reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirements also could adversely affect demand for the oil and natural gas that we produce. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our financial condition and results of operations. Please read “Business—Environmental and Occupational Safety and Health Matters” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

Our operations are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our oil and natural gas exploration and production operations are subject to stringent and complex federal, regional, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of a permit before conducting regulated drilling activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the EPA, and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly compliance or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations and the issuance of orders limiting or prohibiting some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations as a result of our handling of petroleum hydrocarbons and wastes, because of air emissions and wastewater discharges related to our operations and due to historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we could be subject to joint and several, strict liability for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if the operations were not in compliance with all applicable laws at the time those actions were taken. Private parties, including the owners of properties upon which our wells are drilled and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our business, financial condition or results of operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly well drilling, construction, completion or water management activities, or waste control, handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance. Please read “Business—Environmental and Occupational Safety and Health Matters” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein, for more information.

The third parties on whom we rely for gathering and transportation services are subject to complex federal, state and other laws that could adversely affect the cost, manner or feasibility of conducting our business.

The operations of the third parties on whom we rely for gathering and transportation services are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various federal, state and local government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulations. If existing laws and regulations governing such third party services are revised or reinterpreted, or if new laws and regulations become applicable to their operations, these changes may affect the costs that we pay for such services. Similarly, a failure to comply with such laws and regulations by the third parties on whom we rely could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our unitholders. Please read “Business—Environmental and Occupational Safety and Health Matters” and “—Other Regulation of the Oil and Natural Gas Industry” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein, for a description of the laws and regulations that affect the third parties on whom we rely.

The adoption of derivatives legislation by the United States Congress could have an adverse effect on our ability to use derivative contracts to reduce the effect of commodity price, interest rate and other risks associated with our business.

The United States Congress in 2010 adopted comprehensive financial reform legislation that establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”), was signed into law by the President on July 21, 2010, and requires the Commodity Futures Trading Commission (the “CFTC”) and the SEC to promulgate implementation rules and regulations within 360 days from the date of enactment. In December 2011, the CFTC extended temporary exemptive relief from regulations on certain provisions of the Act applicable to swaps until no later than July 16, 2012. In its rulemaking under the Act, the CFTC has issued final regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions or positions would be exempt from these position limits. It is not possible at this time to predict when the CFTC will make these regulations effective. The financial reform legislation may also require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our derivative activities, although the application of those provisions to us is uncertain at this time. The financial reform legislation may also require the counterparties to our derivative instruments to spin off some of their derivatives activities into a separate entity, which may not be as creditworthy as the current counterparty. The Act and any implementing regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures or to make distributions. Finally, the legislation was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on us, our financial condition and our results of operations.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells.

Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. We routinely use hydraulic fracturing techniques in many of our drilling and completion programs. Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the federal Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel. In addition, legislation has been introduced before Congress to provide for federal regulation of hydraulic fracturing under the Safe Drinking Water Act and to require disclosure of the chemicals used in the hydraulic fracturing process. At the state level, some states, including Louisiana and Texas, where we operate, have adopted, and other states are considering adopting legal requirements that could impose more stringent permitting, public disclosure and well construction requirements on hydraulic fracturing activities. In the event new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

In addition, certain governmental reviews are either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices, and a committee of the United States House of Representatives has conducted an investigation of hydraulic fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with initial results expected to be available by late 2012 and final results by 2014. Moreover, the EPA has announced that it will develop effluent limitations for the treatment and discharge of wastewater resulting from hydraulic fracturing activities by 2014. Other governmental agencies, including the U.S. Department of Energy and the U.S. Department of the Interior, are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies, depending on their degree of pursuit and any meaningful results obtained, could spur initiatives to further regulate hydraulic fracturing under the federal Safe Drinking Water Act or other regulatory mechanisms.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity and incur debt.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and implied distribution yield. The distribution yield is often used by investors to compare and rank similar yield oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity or incur debt.

A failure in our operational systems or cyber security attacks on any of our facilities, or those of third parties, may affect adversely our financial results.

Our business is dependent upon our operational systems to process a large amount of data and complex transactions. If any of our financial, operational, or other data processing systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee causes our operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our operational systems. In addition, dependence upon automated systems may further increase the risk operational system flaws, employee tampering or manipulation of those systems will result in losses that are difficult to detect.

Due to increased technology advances, we have become more reliant on technology to help increase efficiency in our business. We use computer programs to help run our financial and operations sectors, and this may subject our business to increased risks. Any future cyber security attacks that affect our facilities, our customers and any financial data could have a material adverse effect on our business. In addition, cyber attacks on our customer and employee data may result in a financial loss and may negatively impact our reputation. Third-party systems on which we rely could also suffer operational system failure. Any of these occurrences could disrupt our business, result in potential liability or reputational damage or otherwise have an adverse affect on our financial results.

Risks Inherent in an Investment in Us

Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of our unitholders.

Our general partner has control over all decisions related to our operations. Our general partner is owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner and also managing partners of Quantum Energy Partners, and 50% by an entity controlled by Mr. Smith, our Chief Executive Officer, a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management and Mr. Campbell, our President and Chief Operating Officer, a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to the owners of our general partner. However, certain directors and officers of our general partner are directors or officers of affiliates of our general partner, including Quantum Resources Management and Quantum Energy Partners, and certain of our executive officers and directors will continue to have economic interests, investments and other economic incentives in funds affiliated with Quantum Energy Partners. Conflicts of interest may arise in the future between the Fund, Quantum Energy Partners and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders and us. Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. These potential conflicts include, among others, the following situations:

•

as of March 15, 2012, the Fund owned a 67.0% limited partner interest in us including preferred, common and subordinated units. In addition, the general partner of the Fund is owned 72% by an entity controlled by Messrs Neugebauer, VanLoh, Smith and Campbell;

•

neither our partnership agreement nor any other agreement requires the Fund, Quantum Energy Partners or their respective affiliates (other than our general partner) to pursue a business strategy that favors us. The directors and officers of the Fund, Quantum Energy Partners and their respective affiliates (other than our general partner) have a fiduciary duty to make these decisions in the best interests of their respective equity holders, which may be contrary to our interests;

•

our general partner is allowed to take into account the interests of parties other than us, such as the owners of our general partner, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•

the Fund, Quantum Energy Partners and their affiliates are not limited in their ability to compete with us, including with respect to future acquisition opportunities, and are under no obligation to offer assets to us except for the obligations of the Fund and its general partner under our omnibus agreement;

•

many of the officers of our general partner who will provide services to us will devote time to affiliates of our general partner, including Quantum Resources Management and Quantum Energy Partners, and may be compensated for services rendered to such affiliates;

•

our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. By purchasing common units, unitholders are consenting to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law;

•

our general partner determines the amount and timing of our drilling program and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership interests, other investments, including investment capital expenditures in other partnerships with which our general partner is or may become affiliated, and cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

our general partner has entered into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management will operate our assets and perform other administrative services for us. Quantum Resources Management has similar arrangements with affiliates of the Fund;

•

after December 31, 2012, our general partner will determine which costs, including allocated overhead, incurred by it and its affiliates, including Quantum Resources Management, are reimbursable by us. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including Quantum Resources Management and the Fund; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions.”

The Fund, Quantum Energy Partners and other affiliates of our general partner will not be limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

Our partnership agreement provides that the Fund and Quantum Energy Partners and their respective affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, except for the limited obligations of the Fund described below with respect to our omnibus agreement, the Fund and Quantum Energy Partners and their respective affiliates may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. Under the terms of our omnibus agreement, the Fund is only obligated to offer us the first option to acquire 25% of each acquisition that becomes available to the Fund, so long as at least 70% of the allocated value (as determined in good faith by the Fund) is attributable to proved developed producing reserves. In addition, the terms of our omnibus agreement require the Fund to give us a preferential opportunity to bid on any oil or natural gas properties that the Fund intends to sell only if such properties are at least 70% proved developed producing reserves (as determined in good faith by the Fund). In addition to opportunities to purchase additional properties from, and to participate in future acquisition opportunities with, the Fund, the general partner of the Fund has agreed that, if it or its affiliates establish another fund to acquire oil and natural gas properties by December 22, 2012, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These provisions of the omnibus agreement will expire December 22, 2015.

The Fund and Quantum Energy Partners are established participants in the oil and natural gas industry, and have resources greater than ours, factors which may make it more difficult for us to compete with the Fund and Quantum Energy Partners with respect to commercial activities as well as for potential acquisitions. As a result, competition from these affiliates could adversely impact our results of operations and cash available for distribution to our unitholders. Please read “Certain Relationships and Related Party Transactions.”

Neither we nor our general partner have any employees and we rely solely on the employees of Quantum Resources Management to manage our business. Quantum Resources Management will also provide substantially similar services to the Fund, and thus will not be solely focused on our business.

Neither we nor our general partner have any employees and we rely solely on Quantum Resources Management to operate our assets. Our general partner has entered into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management has agreed to make available to our general partner Quantum Resources Management’s personnel in a manner that will allow us to carry on our business in the same manner in which it was carried on by our Predecessor.

Quantum Resources Management provides substantially similar services to the Fund. Should Quantum Energy Partners form other funds, Quantum Resources Management may enter into similar arrangements with those new funds. Because Quantum Resources Management provides services to us that are substantially similar to those provided to the Fund and, potentially, other funds, Quantum Resources Management may not have sufficient human, technical and other resources to provide those services at a level that Quantum Resources Management would be able to provide to us if it did not provide those similar services to the Fund and those other funds. Additionally, Quantum Resources Management may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the Fund or other funds. There is no requirement that Quantum Resources Management favor us over the Fund or other funds in providing its services. If the employees of Quantum Resources Management and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

We have identified material weaknesses in our internal controls

Our management has concluded that our disclosure and procedures and internal control over financial reporting were not effective as of December 31, 2011. Ineffective internal control over financial reporting could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading of our common units. A description of the material weaknesses in our internal control over financial reporting is included in “Controls and Procedures” included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

The management incentive fee we pay to our general partner may increase in situations where there is no corresponding increase in distributions to our common unitholders.

Under our partnership agreement, for each quarter for which we have paid cash distributions that equaled or exceeded the Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of the management incentive fee base, which will be an amount equal to the sum of:

•

the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts; and

•

the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be determined by the board of directors of our general partner and approved by the conflicts committee of our general partner’s board of directors.

The maximum amount of the management incentive fee payable to our general partner in respect of any quarter is not dependent upon the amount of distributions to unitholders increasing beyond 115% of our minimum quarterly distribution. As a result, the management incentive fee may increase as the value of our oil and natural gas reserves and other assets increase even though distributions to unitholders may remain the same or even decrease. In addition, our general partner may have a conflict in deciding whether to reserve cash to invest in developing our oil and natural gas properties to increase the value of our assets (which would increase the management incentive fee) or deciding to make cash available for distributions to our unitholders.

If our general partner converts a portion of its management incentive fee in respect of a quarter into Class B units, it will be entitled to receive pro rata distributions on those Class B units when and if we pay distributions on our common units, even if the value of our properties declines and a lower management incentive fee is owed in future quarters.

From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at any time when it has received all or any portion of the quarterly management incentive fee for three consecutive calendar quarters and shall be entitled to receive all or a portion of the management incentive fee for a fourth consecutive quarter, to convert into Class B units up to 80% of the management incentive fee for the fourth quarter in lieu of receiving a cash payment for each portion of the management incentive fee. The Class B units will have the same rights, preferences and privileges of our common units and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units and will be convertible into an equal number of common units at the election of the holder. As a result, if the value of our properties declines in periods subsequent to the conversion, our general partner may receive higher cash distributions with respect to Class B units than it otherwise would have received in respect of the management incentive fee it converted. The Class B units issued to our general partner upon conversion of the management incentive fee will not be subject to forfeiture should the value of our assets decline in subsequent periods.

Many of the directors and officers who have responsibility for our management have significant duties with, and will spend significant time serving, entities that compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

To maintain and increase our levels of production, we will need to acquire oil and natural gas properties. Several of the officers and directors of our general partner, who are responsible for managing our operations and acquisition activities, hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, our general partner is owned 50% by an entity controlled by Mr. Smith, the Chief Executive Officer and a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management and Mr. Campbell, the President and Chief Operating Officer and a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. Mr. Smith and Mr. Campbell manage the Fund, and the Fund is also in the business of acquiring oil and natural gas properties. In addition, our general partner is owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner and also managing partners of Quantum Energy Partners. Mr. Burgher, the Chief Financial Officer of our general partner, serves on the board of a Quantum Energy Partners portfolio company. Quantum Energy Partners is in the business of investing in oil and natural gas companies with independent management, and those companies also seek to acquire oil and natural gas properties. Mr. Neugebauer and Mr. VanLoh are also directors of several oil and natural gas producing entities that are in the business of acquiring oil and natural gas properties. Mr. Wolf, the Chairman of the board of directors of our general partner, is also the chief executive officer and a director of the general partner of the Fund and is on the board of directors of other companies who also seek to acquire oil and natural gas properties. Several officers of our general partner continue to devote significant time to the other businesses, including businesses to which Quantum Resources Management provides management and administrative services. The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with fiduciary duties they owe to us. We cannot assure our unitholders that these conflicts will be resolved in our favor. As officers and directors of our general partner these individuals may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us. For a complete discussion of our management’s business affiliations and the potential conflicts of interest of which our unitholders should be aware, please read “Certain Relationships and Related Party Transactions.”

Our right of first offer to purchase certain of the Fund’s producing properties and right to participate in acquisition opportunities with the Fund are subject to risks and uncertainty, and thus may not enhance our ability to grow our business.

Under the terms of our omnibus agreement, the Fund has committed to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves. Additionally, the Fund has committed to offer us the first option to acquire at least 25% of each acquisition available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. The consummation and timing of any future transactions pursuant to either such right with respect to any particular acquisition opportunity will depend upon, among other things, our ability to negotiate definitive agreements with respect to such opportunities and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future transactions pursuant to these rights. Additionally, the Fund is under no obligation to accept any offer made by us to purchase properties that it may offer for sale. Furthermore, for a variety of reasons, we may decide not to exercise these rights when they become available, and our decision will not be subject to unitholder approval. Additionally, while the general partner of the Fund has agreed that, if it or its affiliates establish another fund to acquire oil and natural gas properties by December 22, 2012, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities, the general partner of the Fund and its affiliates are under no obligation to create an additional fund, and even if an additional fund is created, our ability to consummate acquisitions in partnership with such fund will be subject to each of the risks outlined above. The contractual obligations under the omnibus agreement automatically terminate on December 22, 2015. Please read “Certain Relationships and Related Party Transactions.”

After December 31, 2012, we will have to reimburse Quantum Resources Management for all allocable expenses it incurs on our behalf in its performance under the services agreement as opposed to paying the fixed services fee in effect until December 31, 2012. Our actual allocated expenses after December 31, 2012 may be substantially more than the administrative services fee we pay under the fixed rate currently in effect, which could materially reduce the cash available for distribution to our unitholders at that time.

Under the services agreement that our general partner has entered into, from December 22, 2010 through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For 2011, 3.5% of our Adjusted EBITDA, calculated prior to the payment of the fee, was $2.5 million. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. Our actual allocated expenses after December 31, 2012 may be substantially more than the administrative services fee we pay under the fixed rate currently in effect, which could materially reduce the cash available for distribution to our unitholders at that time. For a detailed description of the administrative services fee, please read “Certain Relationships and Related Party Transactions.”

Units held by persons who our general partner determines are not eligible holders will be subject to redemption.

To comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, we have adopted certain requirements regarding those investors who may own our common units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•

an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

Onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder, will run the risk of having their common units redeemed by us at the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors. Affiliates of the Fund and Quantum Energy Partners, as the owners of our general partner, will have the power to appoint and remove our general partner’s directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner will be chosen by affiliates of the Fund and Quantum Energy Partners. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner has control over all decisions related to our operations. Since affiliates of the Fund and Quantum Energy Partners own our general partner and, through ownership of the general partner of the Fund, own all of our preferred and subordinated units, representing an aggregate of approximately 40.6% of our outstanding units, upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional common units, the other unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by the Fund and its affiliates) after the subordination period has ended. Assuming we do not issue any additional common units and the Fund does not transfer its common units, the Fund will have the ability to amend our partnership agreement, including our policy to distribute all of our available cash to our unitholders, without the approval of any other unitholder once the subordination period ends. Furthermore, the goals and objectives of the affiliates of the Fund and Quantum Energy Partners that hold our common units and our general partner relating to us may not be consistent with those of a majority of the other unitholders. Please read “—Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.”

Our general partner will be required to deduct estimated maintenance capital expenditures from our operating surplus, which may result in less cash available for distribution to unitholders from operating surplus than if actual maintenance capital expenditures were deducted.

Maintenance capital expenditures are those capital expenditures required to maintain our long-term asset base, including expenditures to replace our oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus in determining cash available for distribution from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our conflicts committee at least once a year. Our partnership agreement does not cap the amount of maintenance capital expenditures that our general partner may estimate. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders from operating surplus will be lower than if actual maintenance capital expenditures had been deducted from operating surplus. On the other hand, if our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we will have more cash available for distribution from operating surplus in the short term but will have less cash available for distribution from operating surplus in future periods when we have to increase our estimated maintenance capital expenditures to account for the previous underestimation. In addition, the ability of our general partner to receive a management incentive fee is based on the amount of cash distributed to our unitholders from operating surplus, which in turn is partially dependent upon its determination of our estimated maintenance capital expenditures. If estimated maintenance capital expenditures are lower than actual maintenance capital expenditures, then our general partner may be entitled to the management incentive fee at times when cash distributions to our unitholders would not have come from operating surplus if operating surplus was reduced by actual maintenance capital expenditures.

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, the exercise of its rights to transfer or vote the units it owns, the exercise of its registration rights and its determination whether or not to consent to any merger or consolidation involving us or to any amendment to the partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith;

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generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner’s board of directors or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a unitholder will become bound by the provisions in the partnership agreement, including the provisions discussed above.

Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

The public unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. Affiliates of the Fund and Quantum Energy Partners own our general partner and, through ownership of the general partner of the Fund, own all of our preferred and subordinated units, representing an aggregate of approximately 40.6% of our outstanding units, upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional common units.

Our general partner’s interest in us, including its right to receive the management incentive fee, and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner, who are affiliates of both the Fund and Quantum Energy Partners, from transferring all or a portion of their ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby influence the decisions made by the board of directors and officers. Additionally, our general partner or its owners may assign the right to receive the management incentive fee and to convert such management incentive fee into Class B units to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the holders. To the extent the owners of our general partner have interests aligned with those of our unitholders to grow our business and increase our distributions, any assignment of the right to receive the management incentive fee and to convert such management incentive fee into Class B units to a third party would diminish the incentives of the owners of our general partner to pursue a business strategy that favors us.

We may not make cash distributions during periods when we record net income.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow, including cash from reserves established by our general partner, working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions to our unitholders during periods when we record net losses and may not make cash distributions to our unitholders during periods when we record net income.

We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. For example, in October 2011, we completed an acquisition of oil and natural gas properties from the Fund and issued preferred units as a portion of the transaction consideration that rank prior to our common units as to distributions upon liquidation. These preferred units are convertible into common units upon the achievement of certain common unit trading price criteria prior to the second anniversary of their issuance, and are convertible without having to satisfy any such criteria following the second anniversary of their issuance. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions—Distribution to Preferred Units and Terms of Conversion” and Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein, for more information on the terms of our preferred units.

The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Certain of our investors may sell units in the public market, which could reduce the market price of our outstanding common units.

We have agreed to file a registration statement on Form S-3 to cover sales by the Fund of all common units it currently owns and common units issuable upon conversion of our outstanding convertible preferred units. If the Fund or any transferee were to dispose of a substantial portion of these common units in the public market, whether in a single transaction or series of transactions, it could adversely affect the market price for our common units. In addition, these sales, or the possibility that these sales may occur, could make it more difficult for us to sell our common units in the future.

Our partnership agreement restricts the limited voting rights of unitholders, other than our general partner and its affiliates, owning 20% or more of our common units, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ limited voting rights by providing that any common units held by a person, entity or group that owns 20% or more of any class of common units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Our general partner has a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our outstanding common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is the greater of (i) the highest cash price paid by either of our general partner or any of its affiliates for any common units purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those common units; and (ii) the average daily closing prices of our common units over the 20 days preceding the date three days before the date the notice is mailed. As a result, our unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Our unitholders also may incur a tax liability upon a sale of their common units. The Fund owns all of our preferred and subordinated units, representing an aggregate of approximately 40.6% of our outstanding units, upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional common units. Our subordinated units convert to common units on the earlier of two years from the date of the initial public offering or the date our general partner is removed without case, and our preferred units may be converted into common units upon the achievement of certain common unit trading price criteria prior to the second anniversary of their issuance, and are convertible without having to satisfy any such criteria following the second anniversary of their issuance. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—Distributions to Preferred Units and Terms of Conversion” and Note 2 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein, for more information on the terms of our preferred units.

If we distribute cash from capital surplus, which is analogous to a return of capital, our minimum quarterly distribution will be reduced proportionately, and the target distribution relating to our general partner’s management incentive fee will be proportionately decreased.

Our cash distributions will be characterized as coming from either operating surplus or capital surplus. Operating surplus is defined in our partnership agreement, and generally means amounts we receive from operating sources, such as sale of our oil and natural gas production, less operating expenditures, such as production costs and taxes and any payments in respect of the management incentive fee, and less estimated average capital expenditures, which are generally amounts we estimate we will need to spend in the future to maintain our production levels over the long term. Capital surplus is defined in the glossary and generally would result from cash received from nonoperating sources such as sales of properties and issuances of debt and equity interests. Cash representing capital surplus, therefore, is analogous to a return of capital. Distributions of capital surplus are made to our unitholders and our general partner in proportion to their percentage interests in us, or 99.9% to our unitholders and 0.1% to our general partner, and will result in a decrease in our minimum quarterly distribution and a lower Target Distribution used in calculating the management incentive fee paid to our general partner, which may have the effect of increasing the likelihood that our general partner would earn the management incentive fee in future periods.

Holders of our preferred units currently receive a quarterly cash distribution that is less than half of the quarterly cash distribution they will be entitled to receive after the quarter ended December 31, 2014.

Holders of our 16,666,667 preferred units are entitled to receive a quarterly cash distribution of $0.21 per preferred unit for each fiscal quarter beginning on October 3, 2011 and ending December 31, 2014. After December 31, 2014, the preferred units will be entitled to receive a quarterly cash distribution equal to the greater of (a) $0.475 per preferred unit or (b) the cash distribution payable on each common unit for such quarter. As a result, distributions on our preferred units will increase to at least $7.9 million per quarter for quarters following December 31, 2014, and as cash distributions on our preferred units have the effect of reducing our available cash, the initial impact of the preferred units on the amount of available cash is currently reduced from the impact that our preferred units will have on our available cash beginning with the quarter ended March 31, 2015. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—Distributions of Available Cash—Definition of Available Cash.” The preferred units are convertible into common units upon the achievement of certain common unit trading price criteria prior to October 3, 2013, and are convertible without having to satisfy any such criteria thereafter. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—Distributions to Preferred Units and Terms of Conversion.”

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

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a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Our unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Tax Risks to Unitholders

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation for federal income tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in the units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us.

Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe based on our current operations that we are so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our units.

If we were subjected to a material amount of additional entity-level taxation by individual states, it would reduce our cash available for distribution to our unitholders.

Changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the cash available for distribution to our unitholders and, therefore, negatively impact the value of an investment in our units. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to additional amounts of entity-level taxation for state or local income tax purposes, the minimum quarterly distribution amount and the Target Distribution may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our units may be modified by administrative, legislative or judicial interpretation at any time. For example, the Obama Administration and members of Congress have recently considered substantive changes to the existing federal income tax laws that would affect the tax treatment of, or impose additional administrative requirements on, publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be applied retroactively. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal income tax purposes, the minimum quarterly distribution and the Target Distribution may be adjusted to reflect the impact of that law on us.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and production may be eliminated as a result of future legislation.

Legislation has been proposed that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units.

If the IRS contests any of the federal income tax positions we take, the market for our units may be adversely affected, and the costs of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Because our unitholders are treated as partners to whom we allocate taxable income, which could be different in amount than the cash we distribute, our unitholders may be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our units could be more or less than expected.

If our unitholders sell their units, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those units. Because distributions in excess of their allocable share of our total net taxable income decrease their tax basis in their units, the amount, if any, of such prior excess distributions with respect to the units they sell will, in effect, become taxable income to them if they sell such units at a price greater than their tax basis in those units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation, depletion and IDC recapture. In addition, because the amount realized may include a unitholder’s share of our nonrecourse liabilities, if they sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our units that may result in adverse tax consequences to them.

Investment in our units by tax-exempt entities, such as employee benefit plans and individual retirement accounts, or IRAs, and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of units and because of other reasons, we will adopt depreciation, depletion, and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of units and could have a negative impact on the value of our units or result in audit adjustments to a unitholder’s tax returns.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. Recently, however, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders.

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, he may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have technically terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the Partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs.

As a result of investing in our units, our unitholders may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire property.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future even if such unitholders do not live in those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We initially will own property and conduct business in a number of states, most of which currently impose a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. We may own property or conduct business in other states or foreign countries in the future. It is a unitholder’s responsibility to file all U.S. federal, state and local tax returns.

USE OF PROCEEDS

We expect to receive approximately $113.7 million in net proceeds from the sale of the common units we are offering hereby, or $162.1 million in net proceeds if the underwriters exercise in full their option to purchase additional common units, in each case including our general partner’s proportionate capital contribution and after deducting underwriting discounts and estimated offering expenses. We will use these net proceeds to repay borrowings outstanding under our credit facility. Amounts repaid under our credit facility may be reborrowed from time to time for acquisitions, capital expenditures and other general partnership purposes, and we currently expect to fund a portion of the purchase price for the Prize Acquisition using borrowings under our credit facility. We will not receive any proceeds from the sale of our common units by the selling unitholders in this offering.

Borrowings under our credit facility bear interest, at our option, at either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, and the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.75% to 1.75% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.75% to 2.75% per annum according to the borrowing base usage. The unused portion of the borrowing base is subject to a commitment fee of 0.50% per annum. As of March 23, 2012, we had $511.5 million of outstanding indebtedness under our credit facility, which matures in December 2015, at an weighted average interest rate of 4.5%. The outstanding indebtedness under our credit facility was incurred to partially fund a distribution to the Fund in our initial public offering and to fund the repayment of debt assumed from the Fund in the October 2011 acquisition and associated transaction expenses.

Affiliates of Wells Fargo Securities, LLC, RBC Capital Markets, LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp. and TD Securities (USA) LLC are lenders under our credit facility and will receive substantially all of the net proceeds of this offering through our repayment of borrowings outstanding under our credit facility. Please read “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of common units in this offering, assuming no exercise of the underwriters’ option to purchase additional common units, and the application of the net proceeds from this offering, including our general partner’s proportionate capital contribution, as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2011 which is incorporated by reference herein, and “Use of Proceeds.”

	As of December 31, 2011
	Actual	As Adjusted
	(in thousands)
Credit facility(1)	$500,000	$386,318

Partners’ capital/net equity:
Common units held by public	241,306	241,493
Common units held by the Fund	(113,414)	—
Preferred units held by the Fund(2)	358,138	358,138
Subordinated units held by the Fund	(71,735)	(71,735)
General partner interest	546	627

Total partners’ capital/net equity	414,841	528,523

Total capitalization	$914,841	$914,841

(1)	We currently expect to fund a portion of the purchase price for the Prize Acquisition using borrowings under our credit facility.

(2)	Based on a third-party valuation of the preferred units, we recorded the units at their fair value of $21.27 per unit, or $354.5 million, as of the date of issuance, October 3, 2011. Because the preferred units include stated distribution rates which increase over time from a rate considered below market, we will amortize an incremental amount which, together with the stated rate for the period, results in a constant distribution rate in accordance with GAAP. The present value of the incremental distributions will be amortized over the period preceding the perpetual dividend rate using an effective interest rate of 8.1%. The amortization will increase the carrying value of the preferred units with an offsetting non-cash distribution reducing the general partner’s and limited partners’ capital accounts on a pro rata basis. During the fourth quarter 2011, we recorded non-cash amortization of $3.6 million for the effect of increasing rate distributions.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTION

Our common units are listed and traded on the New York Stock Exchange under the symbol “QRE.” Our common units began trading on December 17, 2010 at an initial public offering price of $20.00 per common unit. As reported by the New York Stock Exchange, the following table shows the low and high sales prices per common unit for the periods indicated. Distributions are shown in the quarter for which they were paid:

	Low	High	Cash Distribution per Unit
2012:
Second quarter (through April 11, 2012)	$18.66	$21.67	$0.4875	(2)
First quarter	$20.24	$23.88	$0.475	(3)
2011:
Fourth quarter	$17.81	$21.43	$0.475
Third quarter	$15.61	$21.80	$0.4125
Second quarter	$19.93	$22.98	$0.4125
First quarter	$19.71	$23.56	$0.4125
2010:
Fourth quarter(1)	$19.53	$21.50	$0.0448	(4)

(1)	From December 17, 2010, the day our common units began trading on the New York Stock Exchange, through December 31, 2010.
(2)	The cash distribution in respect of the second quarter of 2012 will be paid on August 10, 2012 to unitholders of record on July 30, 2012 and is subject to the completion of the Prize Acquisition.
(3)	The cash distribution in respect of the first quarter of 2012 will be paid on May 11, 2012 to unitholders of record on April 30, 2012.
(4)	Reflects the pro rata portion of the $0.4125 quarterly distribution per unit paid, representing the period from the December 22, 2010 closing of our initial public offering through December 31, 2010. An identical cash distribution was paid on all outstanding common, subordinated and general partner units.

The last reported sale price of our common units on the New York Stock Exchange on April 11, 2012 was $19.18. As of March 23, 2012, there were approximately 13 holders of record of our common units.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS AND THE MANAGEMENT INCENTIVE FEE

Our general partner, QRE GP, LLC, is owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh and 50% by an entity controlled by Mr. Smith and Mr. Campbell, and Messrs. Neugebauer, VanLoh, Smith and Campbell are indirectly entitled to all or a significant portion of the distributions that we make in respect of our general partner units and the amounts we pay in respect of the management incentive fee to our general partner (including any cash distributions made in respect of any converted Class B units held by our general partner), subject to the terms of the limited liability company agreement of QRE GP, LLC.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions and the management incentive fee.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business, which could include, but is not limited to, amounts reserved for capital expenditures, working capital and operating expenses;

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders (including our general partner) for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for common and subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter and the next four quarters);

•	less, the aggregate preferred unit distribution accrued and payable for the quarter;

•

plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common, Class B, if any, and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and payment of fees and expenses, including payments (or reserving for payment) of fees (including the management incentive fee, if any, that will be due in connection with payment of the distribution) and expenses to our general partner and its affiliates. However, there is no guarantee that we will pay the minimum quarterly distribution on such units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Management Incentive Fee

Currently, our general partner is entitled to 0.1% of all quarterly distributions that we make to our common units and subordinated units prior to our liquidation. Our general partner’s 0.1% interest in us is currently represented by 35,729 general partner units for allocation and distribution purposes. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its current general partner interest. Our general partner’s 0.1% interest in our distributions may be reduced if we issue additional limited partner units in the future (other than the issuance of common units upon conversion of outstanding Class B units or the issuance of common units upon the conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its general partner interest.

For each quarter for which we have paid cash distributions to holders of our common, Class B, if any, and subordinated units that equaled or exceeded 115% of our minimum quarterly distribution (our “Target Distribution”), or $0.4744 per unit, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which will be an amount equal to the sum of:

•

the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts; and

•

the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be determined by the board of directors of our general partner and approved by the conflicts committee of our general partner’s board of directors.

In addition, subject to certain limitations, our general partner has the continuing right from time to time to convert into common units up to 80% of such management incentive fee at the end of the subordination period. After each such conversion, the amount on which the management incentive fee is based for future periods will be reduced. The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units, but the management incentive fee may thereafter increase over time. For more information regarding the management incentive fee, please read “—General Partner Interest and Management Incentive Fee” and “—General Partner’s Right to Convert Management Incentive Fee into Class B Units” below.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders (other than holders of our preferred units) will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus

Operating surplus for any period consists of:

•	$40.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests; and

•	sales or other dispositions of assets outside the ordinary course of business;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid on equity issued to finance all or a portion of the construction, replacement, acquisition or improvement of a capital improvement or replacement of a capital asset (such as reserves or equipment) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, replacement, acquisition or improvement of a capital improvement, construction, replacement, acquisition or capital improvement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

•	all of our operating expenditures (as described below); less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $40.0 million that enables us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, (as described above), certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement for expenses of our general partner (including expenses incurred under the services agreement with Quantum Resources Management), payments made to our general partner in respect of the management incentive fee, payments made in the ordinary course of business under interest rate and commodity hedge contracts, (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments (except as otherwise provided in our partnership agreement) and estimated maintenance capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•

repayment of working capital borrowings previously deducted from operating surplus pursuant to the provision described the penultimate bullet point of the description of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	growth capital expenditures;

•	actual maintenance capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings (including sales of debt securities) other than working capital borrowings;

•	sales of our equity interests; and

•	sales or other dispositions of assets outside the ordinary course of business.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance capital expenditures reduce operating surplus, but growth capital expenditures, actual maintenance capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are those capital expenditures required to maintain our asset base over the long term. We expect that a primary component of maintenance capital expenditures will be capital expenditures associated with the replacement of equipment and oil and natural gas reserves (including non-proved reserves attributable to undeveloped leasehold acreage), whether through the development, exploitation and production of an existing leasehold or the acquisition or development of a new oil or natural gas property. Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of any replacement asset that is paid in respect of the period from such financing until the earlier to occur of the date that any such construction, replacement, acquisition or improvement of a capital improvement or construction replacement, acquisition or improvement of a capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of. Plugging and abandonment cost will also constitute maintenance capital expenditures. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus if we subtracted actual maintenance capital expenditures from operating surplus. To address this issue, our partnership agreement requires that an estimate of the average quarterly maintenance capital expenditures (including estimated plugging and abandonment costs) necessary to maintain our asset base over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by our general partner’s board of directors at least once a year, provided that any change is approved by the conflicts committee of our general partner’s board of directors. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. Our general partner’s board of directors reviewed the amount of estimated maintenance capital expenditures to be deducted from operating surplus in future periods in connection with the 2011 acquisition from the Fund and has estimated that average capital expenditures of $50.0 million per year will maintain our asset base over the long term.

The use of estimated maintenance capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that maintenance capital expenditures in any one quarter will be large enough to render operating surplus less than the minimum quarterly distribution to be paid on all the units for the quarter;

•	it will increase our ability to distribute as operating surplus cash we receive from non-operating sources;

•

in quarters where estimated maintenance capital expenditures exceed actual maintenance capital expenditures, it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay a management incentive fee to our general partner, because the amount of estimated maintenance capital expenditures will reduce the amount of cash available for distribution to our unitholders, even in quarters where there are no corresponding actual capital expenditures; conversely, the use of estimated maintenance capital expenditures in calculating operating surplus will have the opposite effect for quarters in which actual maintenance capital expenditures exceed our estimated maintenance capital expenditures; and

•

it will reduce the likelihood that a large maintenance capital expenditure during a particular quarter will prevent the payment of a management incentive fee to our general partner in respect of a particular quarter since the effect of an estimate is to spread the expected expense over several periods, thereby mitigating the effect of the actual payment of the expenditure on any single period.

Growth capital expenditures are those capital expenditures that we expect will increase our asset base. Examples of growth capital expenditures include the acquisition of reserves or equipment, the acquisition of new leasehold interest, or the development, exploitation and production of an existing leasehold interest, to the extent such expenditures are incurred to increase our asset base. Growth capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement begins producing in paying quantities or is placed into service, as applicable, or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered growth capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor growth capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of our undeveloped properties in excess of the maintenance of our asset base, but which are not expected to expand our asset base for more than the short term.

As described above, neither investment capital expenditures nor growth capital expenditures will be included in operating expenditures, and thus will not reduce operating surplus. Because growth capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period from such financing until the earlier to occur of the date any such capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or growth capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or growth capital expenditure by our general partner’s board of directors, based upon its good faith determination, subject to approval by the conflicts committee of our general partner’s board of directors.

Distributions to Preferred Units and Terms of Conversion

On October 3, 2011, we issued 16,666,667 Class C Convertible Preferred Units, which we refer to as our preferred units. The preferred units will receive a quarterly cash distribution of $0.21 per preferred unit, equal to a 4.0% annual coupon on the par value of $21.00, for each fiscal quarter during the period beginning on October 3, 2011 and ending December 31, 2014. After December 31, 2014, the preferred units will receive a quarterly cash distribution equal to the greater of (a) $0.475 per preferred unit or (b) the cash distribution payable on each common unit for such quarter. As provided above under the heading “—Distributions of Available Cash—Definition of Available Cash,” cash distributions on the preferred units are deducted from the calculation of the amount of available cash. Please read “Risk Factors—Holders of our preferred units currently receive a quarterly cash distribution that is less than half of the quarterly cash distribution they will be entitled to receive after the quarter ended December 31, 2014.”

Holders may convert the preferred units to common units on a one-to-one basis (a) prior to October 3, 2013, following any 30 consecutive trading days during which the volume-weighted average price for our common units equals or exceeds $27.30 per common unit, and (b) at any time on or after October 3, 2013, without regard to the trading price of our common units.

If the holders of the preferred units have not elected to convert to common units by October 3, 2014, we may force conversion of the preferred units into common units on a one-to-one basis, provided we elect to convert during the 30 calendar days following any period of 30 consecutive trading days during which the volume-weighted average price for our common units equals or exceeds (1) $30.00, provided that (a) an effective shelf registration statement covering resales for the converted units is in place or (2) $27.30, provided that (a) above is satisfied and (b) there exists an arrangement for one or more investment banking firms to conduct an underwritten public offering of the common units into which the preferred units have been converted following such conversion (with proceeds equal to not less than $27.30 less (i) a standard underwriting discount and (ii) a customary discount not to exceed 5% of $27.30).

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.4125 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Expiration of the Subordination Period

The subordination period will end on the earlier of:

•	the later to occur of (a) December 22, 2012 and (b) such time as all arrearages, if any, of distributions of the minimum quarterly distribution on the common units have been eliminated; and

•

the removal of our general partner other than for cause, provided that no subordinated units, or common and preferred units held by the holders of the subordinated units or their affiliates, are voted in favor of such removal.

Effect of the Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. Also, from and after the expiration of the subordination period, our general partner will have the right under our partnership agreement to convert a portion of its management incentive fee into Class B units under certain circumstances. Please read “—General Partner’s Right to Convert Management Incentive Fee into Class B Units” for more information about such conversion right.

Effect of the Expiration of the Subordination Period Following Removal of our General Partner

If the unitholders remove our general partner other than for cause and no units held by the holders of the subordinated units or their affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner units into common units or to receive cash in exchange for such general partner units at the equivalent common unit fair market value.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•

third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, 99.9% to the common unitholders and subordinated unitholders, pro rata, and 0.1% to our general partner.

The preceding discussion is based on the assumption that our general partner maintains its current general partner interest in us. As described above, distributions on our preferred units will be made prior to distributions of available cash and, as a result, will reduce the amount of available cash for distribution to our common unitholders, subordinated unitholders and our general partner.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus approximately 99.9% to the common unitholders and Class B unitholders, if any, pro rata, and approximately 0.1% to our general partner for any quarter after the subordination period, assuming that our general partner maintains its current general partner interest and we do not issue additional classes of equity securities.

General Partner Interest and Management Incentive Fee

Our partnership agreement provides that our general partner is entitled to 0.1% of all distributions (other than distributions on our preferred units) that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us in exchange for general partner units to maintain its current general partner interest if we issue additional units. Our general partner’s 0.1% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of Class B units in connection with a conversion of the management incentive fee, the issuance of common units upon conversion of outstanding Class B units or the issuance of common units upon conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us to maintain its 0.1% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash, and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Under our partnership agreement, for each quarter for which we have paid cash distributions to our common unitholders that equaled or exceeded our Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of the Gross Management Incentive Fee Base, or if a Conversion Election has previously been made, the Adjusted Management Incentive Fee Base (as described below). No portion of the management incentive fee determined for any calendar quarter will be due or payable unless we have paid (or have reserved for payment) a quarterly distribution that equaled or exceeded the Target Distribution for such quarter. In addition, the amount of the management incentive fee otherwise payable with respect to any calendar quarter will be reduced to the extent that the payment of such management incentive fee would have caused adjusted operating surplus (which is described below and in the glossary included as Appendix B) generated during such quarter to be less than 100% of our quarterly distribution paid (or set aside for payment) for such quarter on all outstanding common, subordinated and general partner units and Class B units, if any, as if such management incentive fee had been paid in such quarter. Any portion of the management incentive fee not paid as a result of the foregoing limitations will not accrue or be payable in future quarters.

The Gross Management Incentive Fee Base will be an amount equal to the sum of:

•

the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts; and

•

the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be determined by the board of directors of our general partner and approved by the conflicts committee of our general partner’s board of directors.

If no agreement is reached, an independent investment banking firm or other independent expert selected by our general partner and the conflicts committee will determine the fair market value. If our general partner and the conflicts committee cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

Each of the Gross Management Incentive Fee Base and, following the initial Conversion Election as described “—General Partner’s Right to Convert Management Incentive Fee into Class B Units,” the Adjusted Management Incentive Fee Base, will be calculated (each, a “Calculation Date”) as of the December 31 (with respect to the first and second calendar quarters and based on a third-party fully-engineered reserve report) or June 30 (with respect to the third and fourth calendar quarters and based on an internally engineered reserve report, unless estimated proved reserves increased by more than 20% since the previous Calculation Date, in which case a third-party audit of our internal estimates will be performed) immediately preceding the quarter in respect of which payment of the management incentive fee is due.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus for any period consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus”); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

General Partner’s Right to Convert Management Incentive Fee into Class B Units

General

From and after the end of the subordination period and subject to the limitations described below, our general partner will have the continuing right, at any time when it has received all or any portion of the management incentive fee for three full consecutive quarters and shall be entitled to receive all or a portion of the management incentive fee for a fourth consecutive quarter, to convert into Class B units up to 80%, such percentage actually converted being referred to as the Applicable Conversion Percentage, of the management incentive fee for the fourth quarter in lieu of receiving a cash payment for such portion of the management incentive fee. Any Conversion Election made during a quarter must be made before payment of the management incentive fee in respect of the previous quarter and will be effective as of the first day of such quarter, and the Class B units issued upon such conversion will be entitled to distributions as if they were outstanding on the first day of such quarter.

The number of Class B units (rounded to the nearest whole number) to be issued in connection with such a conversion will be equal to (a) the product of: (i) the Applicable Conversion Percentage; and (ii) the average of the management incentive fee paid to our general partner for the quarter immediately preceding the quarter for which such fee is to be converted and the management incentive fee payable to our general partner for the quarter for which such fee is to be converted, divided by (b) the cash distribution per unit for the most recently completed quarter.

We refer to such conversion as a “Conversion Election.” The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units.

In the event of such Conversion Election, unless we experience a change of control, our general partner will not be permitted to exercise the Conversion Election again until (i) the completion of the fourth full calendar quarter following the previous Conversion Election and (ii) the Gross Management Incentive Fee Base has increased to 115% of the Gross Management Incentive Fee Base as of the immediately preceding conversion date.

Initial Conversion Election

Immediately following the initial Conversion Election, the Adjusted Management Incentive Fee Base, until the next Calculation Date, will equal the product of (i) the Gross Management Incentive Fee Base then in effect and (ii) one minus the Applicable Conversion Percentage. Prior to the initial Conversion Election, the Adjusted Management Incentive Fee Base will equal the Gross Management Incentive Fee Base.

First Calculation Date Following Initial Conversion Election

As of the first Calculation Date following the initial Conversion Election, the Adjusted Management Incentive Fee Base will equal the sum of:

•	the product of (x) one minus the initial Applicable Conversion Percentage and (y) the Gross Management Incentive Fee Base in effect at the time of the initial Conversion Election; and

•	the Gross Management Incentive Fee Base as in effect on the current Calculation Date less the Gross Management Incentive Fee Base in effect at the time of the initial Conversion Election.

Subsequent Conversion Elections

As of the second and each subsequent Conversion Election, the Adjusted Management Incentive Fee Base will equal the product of (x) one minus the Applicable Conversion Percentage for such Conversion Election and (y) the Adjusted Management Incentive Fee Base in effect immediately prior to such Conversion Election.

Subsequent Calculation Dates

As of the second and each subsequent Calculation Date following the initial Conversion Election, the Adjusted Management Incentive Fee Base will equal the sum of:

•	the product of (x) one minus the most recent Applicable Conversion Percentage and (y) the Adjusted Management Incentive Fee Base in effect immediately prior to the most recent Conversion Election; and

•

the Gross Management Incentive Fee Base as in effect on the current Calculation Date less the Gross Management Incentive Fee Base as in effect on the Calculation Date immediately preceding the most recent Conversion Election.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 99.9% to all unitholders (other than holders of preferred units), pro rata, and 0.1% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•

Second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its current general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, similar to a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the Target Distribution will be reduced in the same proportion as the distribution had in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and Target Distribution, after any of these distributions are made, it may be easier for our general partner to receive a management incentive fee in a particular quarter. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

If we reduce the minimum quarterly distribution to zero, we will then make all future distributions as if they were from operating surplus, with approximately 99.9% being distributed to the holders of our common, Class B and subordinated units, pro rata, and approximately 0.1% being distributed to our general partner. For a discussion of the risk related to a distribution from capital surplus, please read “Risk Factors—If we distribute cash from capital surplus, which is analogous to a return of capital, our minimum quarterly distribution will be reduced proportionately, and the target distribution relating to our general partner’s management incentive fee will be proportionately decreased.”

Adjustment to the Minimum Quarterly Distribution and Target Distribution

In addition to adjusting the minimum quarterly distribution and Target Distribution to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the Target Distribution;

•	the preferred unit distribution and the liquidation value of the preferred units;

•	the unrecovered initial unit price, as described below; and

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the Target Distribution, the preferred unit distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our preferred, subordinated and general partner units using the same ratio applied to the common units.

In addition, as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the Target Distribution for each quarter by multiplying each by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in laws or interpretation) and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in laws or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units and Class B units upon our liquidation (after the holders of outstanding preferred units receive a like preference over the holders of outstanding common units), to the extent required to permit common unitholders to receive the price paid for their common units, less any prior distributions of capital surplus in respect of common units, which we refer to as the “unrecovered initial unit price,” plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, to holders of preferred units, pro rata, until the adjusted capital account for each preferred unit is equal to its then existing liquidation value;

•

Third, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

Fourth, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

•	Thereafter, 99.9% to all unitholders (other than holders of preferred units), pro rata, and 0.1% to our general partner.

If our liquidation occurs after the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, to holders of preferred units, pro rata, until the adjusted capital account for each preferred unit is equal to its then existing liquidation value;

•

Third, 99.9% to the Class B unitholders, if any, pro rata, and 0.1% to our general partner until the capital account for each Class B unit is equal to the per unit capital account of a common unit; and

•	Thereafter, 99.9% to all unitholders (other than holders of preferred units), pro rata, and 0.1% to our general partner.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•

First, 99.9% to holders of subordinated units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•

Second, 99.9% to the holders of common units, in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the capital accounts of the common unitholders have been reduced to zero;

•	Third, to holders of preferred units, pro rata, until the capital accounts of the preferred units have been reduced to zero; and

•	Thereafter, 100% to our general partner.

If our liquidation occurs after the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will allocate any loss to the partners in the following manner:

•

First, 99.9% to holders of common units in proportion to the positive balances in their capital accounts and 0.1% to our general partner, until the per unit capital account for a common unit equals the per unit capital account for a Class B unit;

•

Second, 99.9% to the holders of common units and Class B units, in proportion to the positive balances in their capital accounts, and 0.1% to our general partner, until the capital accounts of the common unitholders and Class B unitholders have been reduced to zero;

•	Third, to holders of preferred units, pro rata, until the capital accounts of the preferred units have been reduced to zero; and

•	Thereafter, 100% to our general partner.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for U.S. federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. If we make negative adjustments to the capital accounts as a result of such loss, then future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common, subordinated and preferred units owned as of December 31, 2011 by:

•	Each person who beneficially owned more than 5% of the then outstanding common units;

•	Each director of our general partner;

•	Each named executive officer of our general partner; and

•	All directors, director nominees and executive officers of our general partner as a group.

Name of Beneficial Owner(1)	Common Units Beneficially Owned(2)	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Preferred Units Beneficially Owned	Percentage of Preferred Units Beneficially Owned
The Fund(6)	11,297,737	39.5%	7,145,866	100.0%	16,666,667	100.0%
Donald D. Wolf(6)	—	—	—	—	—	—
Alan L. Smith(6)(7)(8)(9)	11,356,722	39.7%	7,145,866	100.0%	16,666,667	100.0%
John H. Campbell(6)(7)(8)	11,306,722	39.5%	7,145,866	100.0%	16,666,667	100.0%
Cedric W. Burgher(3)	85,917	*	—	—	—	—
Gregory S. Roden(4)	12,000	*	—	—	—	—
Lloyd Delano(5)	6,164	*	—	—	—	—
Toby R. Neugebauer(6)(7)	11,297,737	39.5%	7,145,866	100.0%	16,666,667	100.0%
S. Wil VanLoh, Jr.(6)(7)	11,297,737	39.5%	7,145,866	100.0%	16,666,667	100.0%
Donald E. Powell(10)	5,750	*	—	—	—	—
Stephen A. Thorington(10)(11)	23,750	*	—	—	—	—
Richard K. Hebert(12)	7,017	*	—	—	—	—
All named executive officers, directors and director nominees as a group (11 persons)	11,506,305	40.2%	7,145,866	100.0%	16,666,667	100.0%

*	Less than 0.1%.
(1)	The address for all beneficial owners in this table is 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010.
(2)	Includes common units that were awarded under our LTIP and common units purchased in the directed unit program at the closing of our initial public offering.
(3)	Includes 75,000 common units issued to Mr. Burgher under the LTIP program upon the consummation of IPO, 10,000 common units issued to Mr. Burgher under the LTIP program as part of his 2010 compensation (less 4,583 common units withheld to cover the combined withholding tax occurring upon the vesting of 18,333 LTIP units on December 22, 2011) and 5,000 common units purchased by Mr. Burgher as part of the directed unit program.
(4)	Includes 10,000 common units issued to Mr. Roden as part of his 2010 compensation.
(5)	Common units awarded to Mr. Delano under the LTIP program in connection with the completion of the October 2011 acquisition from the Fund.
(6)

QA Global GP, LLC (“Holdco GP”) may be deemed to beneficially own the interests in us held by Quantum Resources A1, LP (“QRA”), Quantum Resources B, LP (“QRB”), Quantum Resources C, LP (“QRC”), QAB Carried WI, LP (“QAB”), QAC Carried WI, LP (“QAC”), and Black Diamond Resources, LLC (“Black Diamond”). Holdco GP is the sole general partner of QA Holdings, LP, which is the sole owner of QA GP, LLC, which is the sole general partner of The Quantum Aspect Partnership, LP, which is the sole general partner of each of QRA, QRB and QRC. QAB, QAC and Black Diamond are wholly owned by QA Holdings LP. QRA, QRB, QRC, QAB, QAC and Black Diamond hold the following limited partner interests in us:

•	QRA owns 10,329,092 common units, 6,533,194 subordinated units and 15,066,277 preferred units;

•	QRB owns 186,283 common units, 117,825 subordinated units and 453,041 preferred units;

•	QRC owns 330,670 common units, 209,150 subordinated units and 478,604 preferred units;

•	QAB owns 3,802 common units, 2,405 subordinated units and 9,246 preferred units;

•	QAC owns 6,748 common units, 4,268 subordinated units and 16,412 preferred units;

•	Black Diamond owns 441,142 common units, 279,024 subordinated units and 643,087 preferred units.

Three directors of our general partner, Messrs. Wolf, Neugebauer and VanLoh, and two directors and executive officers of our general partner, Messrs. Smith and Campbell, are also members of the board of directors of HoldCo GP, and as such, are entitled to vote on decisions to vote, or to direct to vote and to dispose, or to direct the disposition of, the common units and subordinated units held by the Fund but cannot individually or together control the outcome of such decisions. HoldCo GP and Messrs. Wolf, Neugebauer, VanLoh, Smith and Campbell disclaim beneficial ownership of the common units and subordinated units held by the Fund.

(7)	Our general partner, QRE GP, LLC, is owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh and 50% by an entity controlled by Mr. Smith and Mr. Campbell. As indirect owners of our general partner, Messrs. Neugebauer, VanLoh, Smith and Campbell share in distributions made by us with respect to units held by our general partner in proportion to their respective ownership interests. Messrs. Neugebauer, VanLoh, Smith and Campbell, by virtue of their ownership interest in our general partner, may be deemed to beneficially own the units held by our general partner.
(8)	Includes 8,985 common units awarded to each of Mr. Smith and Mr. Campbell under the LTIP program as part of their 2011 compensation.
(9)	Includes 50,000 common units acquired by Mr. Smith under the directed unit program.
(10)	Includes 3,750 fully vested common units awarded to each of Mr. Powell and Mr. Thorington upon their appointment as directors of our general partner.
(11)	Includes 20,000 common units acquired by Mr. Thorington under the directed unit program.
(12)	Includes 1,817 fully vested units awarded to Mr. Hebert upon his appointment as director of our general partner.

SELLING UNITHOLDERS

This prospectus covers the offering for resale of 11,297,737 common units owned by the selling unitholders, which are the limited partnerships and limited liability companies that we collectively refer to as the Fund. These common units were obtained by the Fund as partial consideration for our acquisition of certain oil and natural gas properties in connection with our initial public offering.

Prior to this offering, the Fund owned 39.5% of our outstanding common units and 100% of our preferred and subordinated units, representing an aggregate 67.0% limited partner interest in us. Please read “Security Ownership of Certain Beneficial Owners and Management.” Additionally, affiliates of the Fund own our general partner, which has sole responsibility for conducting our business and managing our operations. For further discussion of the relationships between us, our general partner and the Fund, please read “Certain Relationships and Related Party Transactions.”

The following table sets forth information relating to the selling unitholders as of April 5, 2012, based on information supplied to us by the selling unitholders on or prior to that date. We have not sought to verify such information. Assuming that the selling unitholders sell all of the common units owned or beneficially owned by them that have been registered by us and do not acquire any additional common units during the offering, the selling unitholders will not own any common units other than those appearing in the column entitled “Common Units Held Following Offering.” We cannot advise you as to whether the selling unitholders will in fact sell any or all of such common units. In addition, the selling unitholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, common units in transactions exempt from the registration requirements of the Securities Act after the date as of which the information is set forth on the table below.

Selling Unitholder	Common Units Held Prior to Offering	Common Units That May Be Offered	Common Units Held Following Offering(1)	Percentage of Outstanding Common Units(2)	Percentage of Outstanding Limited Partnership Interests(2)(3)
Quantum Resources A1, LP	10,329,092	10,329,092	—	—	36.8%
Quantum Resources B, LP	186,283	186,283	—	—	1.0%
Quantum Resources C, LP	330,670	330,670	—	—	1.2%
QAB Carried WI, LP	3,802	3,802	—	—	* %
QAC Carried WI, LP	6,748	6,748	—	—	* %
Black Diamond Resources, LLC	441,142	441,142	—	—	1.6%

Fund Total	11,297,737	11,297,737	—	—	40.6%

*	Less than 0.1%
(1)	Assumes the sale of all common units held by such selling unitholders that are being offered by this prospectus.
(2)	In addition to the sale of common units described in footnote 1 above, gives effect to the issuance and sale of the 6,202,263 common units we are offering by means of this prospectus and assumes no exercise by the underwriters of their option to purchase additional common units.
(3)	Based on 34,797,351 common units, 16,666,667 preferred units and 7,145,866 subordinated units outstanding following this offering and assumes no exercise by the underwriters of their option to purchase additional common units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Affiliates of the Fund and Quantum Energy Partners own and control our general partner and, through ownership of the general partner of the Fund, control all of our preferred and subordinated units following this offering assuming no exercise of the underwriters’ option to purchase additional common units. In addition, our general partner owns an approximate 0.1% general partner interest in us, which will be evidenced by 39,957 general partner units following this offering assuming no exercise of the underwriters’ option to purchase additional common units.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm’s-length negotiations.

Operational Stage

Distributions of available cash to our general partner and its affiliates	Prior to this offering generally we have made cash distributions to our common and subordinated unitholders and general partner pro rata, including our general partner and its affiliates, as the holders of 11,297,737 common units, all of the subordinated units and 35,729 general partner units.

During 2011, our general partner and its affiliates received an aggregate $65,696,047 in cash distributions from us, which consisted of $40,214,434 in respect of common units owned by the Fund, $25,435,798 in respect of subordinated units owned by the Fund and $45,815 in respect of our general partner units.

We also make cash distributions to our preferred unitholders, which are affiliates of our general partner. The distributions to our preferred unitholders are paid prior to, and as a result, are not included in, the calculation of the amount of available cash.

For more information regarding distributions on our general partner’s units, please read “—Limited Liability Company Agreement of Our General Partner—Distributions on Our General Partner’s Units.”

Management incentive fee	Under our partnership agreement, for each quarter for which we have paid distributions that equaled or exceeded the Target Distribution, our general partner will be entitled to a quarterly management incentive fee, payable in cash, equal to 0.25% of our management incentive fee base, which will be an amount equal to the sum of:

•

the future net revenue of our estimated proved oil and natural gas reserves, discounted to present value at 10% per annum and calculated based on SEC methodology, adjusted for our commodity derivative contracts; and

•	the fair market value of our assets, other than our estimated oil and natural gas reserves and our commodity derivative contracts, that principally produce qualifying income for federal income tax purposes, at such value as may be determined by the board of directors of our general partner and approved by the conflicts committee of our general partner’s board of directors.

This management incentive fee base is calculated as of December 31 with respect to the first and second calendar quarters (and based on a third-party fully engineered reserve report) or June 30 with respect to the third and fourth calendar quarters (and based on an internally engineered third-party reserve report, unless estimated proved reserves increased by more than 20% since the previous calculation date, in which case a third-party audit of our internal estimates will be performed) immediately preceding the quarter in respect of which payment of a management incentive fee is due. The approximate $1.6 million management incentive fee that we paid in respect of the fourth quarter of 2011 was based on our management incentive fee base as of June 30, 2011.

No portion of the management incentive fee determined for any calendar quarter will be earned or payable unless we have paid (or have reserved for payment) a quarterly distribution that equaled or exceeded the Target Distribution for such quarter. In addition, the amount of the management incentive fee otherwise payable with respect to any calendar quarter will be reduced to the extent that giving effect to the payment of such management incentive fee would cause adjusted operating surplus (which is defined in “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—General Partner Interest and Management Incentive Fee”) generated during such quarter to be less than 100% of our quarterly distribution paid (or reserved for payment) for such quarter on all outstanding common, Class B, if any, subordinated and general partner units. Any portion of the management incentive fee not paid as a result of the foregoing limitations will not accrue or be payable in future quarters.

Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—General Partner Interest and Management Incentive Fee.”

For more information regarding the allocation under the limited liability agreement of our general partner of our management incentive fee and distributions paid with respect to Class B units issued upon conversion of the management incentive fee, please read “—Limited Liability Company Agreement of Our General Partner—Allocation of the Management Incentive Fee and—Allocation of Distributions Paid with Respect to Class B Units Issued Upon Conversion of the Management Incentive Fee.”

Conversion of the management incentive fee into Class B units and reset of the management incentive fee base

From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at any time when it has received all or any portion of the management incentive fee for three consecutive quarters and shall be entitled to receive all or a portion of the management incentive fee for a fourth consecutive quarter, to convert into Class B units up to 80% of the management incentive fee for the fourth quarter in lieu of receiving a cash payment for such portion of the management incentive fee. The number of Class B units (rounded to the nearest whole number) to be issued in connection with such a conversion will be equal to (a) the product of: (i) the applicable percentage (up to 80%) of the management incentive fee our general partner has elected to convert, and (ii) the average of the management incentive fee paid to our general partner for the quarter immediately preceding the quarter for which such fee is to be converted and the management incentive fee payable to our general partner for the quarter for which such fee is to be converted, divided by (b) the cash distribution per unit for the most recently completed quarter.

The Class B units will have the same rights, preferences and privileges of our common units, and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units, and will be convertible into an equal number of common units at the election of the holder. If our general partner exercises its right to convert a portion the management incentive fee with respect to any quarter into Class B units, then the management incentive fee base described above will be reduced in proportion to the percentage of such fee converted. As a result, any conversion will reduce the amount of the management incentive fee for subsequent quarters, subject to potential increase in future quarters as a result of an increase in our management incentive fee base. Our general partner will, however, be entitled to receive distributions on the Class B units that it owns as a result of converting the management incentive fee. The reduction in the management incentive fee as a result of any conversion will directly offset the increase in distributions required by the newly issued Class B units. In addition, following a conversion, our general partner will be able to make subsequent conversions once certain conditions have been met.

For a detailed description of this conversion right, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—General Partner’s Right to Convert Management Incentive Fee into Class B Units.”

Payments to our general partner and its affiliates

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Under the services agreement, until December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. During the year ended

December 31, 2011, we incurred an aggregate $2.5 million in quarterly administrative services fees. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. Please read “—Related Party Agreements—Services Agreement” below.

Withdrawal or removal of our general partner	In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest in us and right to the management incentive fee for a cash payment equal to the fair market value of that interest and right. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner in us and right to the management incentive fee for their fair market value or to convert that interest and right into common units.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Limited Liability Company Agreement of our General Partner

Distributions on Our General Partner Units. Our general partner is owned 50% by an entity controlled by Toby R. Neugebauer and S. Wil VanLoh, Jr., who are directors of our general partner and also Managing Partners of Quantum Energy Partners, and 50% by an entity controlled by Alan Smith, the Chief Executive Officer and a director of our general partner and the Chief Executive Officer and a director of Quantum Resources Management, and John Campbell, the President and Chief Operating Officer and a director of our general partner and the President, Chief Operating Officer and a director of Quantum Resources Management. As indirect owners of our general partner, Messrs. Neugebauer, VanLoh, Smith and Campbell will share, in proportion to their respective ownership interests in our general partner, in distributions made by us with respect to the 35,729 general partner units currently held by our general partner.

Allocation of the Management Incentive Fee. Our general partner will allocate to its members any management incentive fee paid to our general partner in the following manner:

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Fund Management Incentive Fee. With respect to any management incentive fee paid to our general partner that is attributable to oil and natural gas properties and other assets owned or subsequently acquired by the Fund following the closing of this offering and sold to us:

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Prior to the termination of the investment period, as such term is defined in the limited liability company agreement of our general partner, and which termination will occur no later than June 30, 2011, the entity controlled by Mr. Neugebauer and Mr. VanLoh will receive 72% of such portion of the management incentive fee, and the entity controlled by Mr. Smith and Mr. Campbell will receive 28% of such portion of the management incentive fee;

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From and after the termination of the investment period but prior to July 1, 2013, the entity controlled by Mr. Neugebauer and Mr. VanLoh will receive 68.4% of such portion of the management incentive fee, and the entity controlled by Mr. Smith and Mr. Campbell will receive 31.6% of such portion of the management incentive fee; and

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After June 30, 2013, the entity controlled by Mr. Neugebauer and Mr. VanLoh will receive 64.8% of such portion of the management incentive fee, and the entity controlled by Mr. Smith and Mr. Campbell will receive 35.2% of such portion of the management incentive fee.

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Non-Fund Management Incentive Fee. With respect to any management incentive fee paid to our general partner that is attributable to oil and natural gas properties and other assets acquired by us from third parties other than the Fund following the closing of this offering, the entity controlled by Mr. Neugebauer and Mr. VanLoh will receive 50% of such portion of the management incentive fee, and the entity controlled by Mr. Smith and Mr. Campbell will receive 50% of such portion of the management incentive fee.

Additionally, both owners of our general partner have agreed to pay Mr. Burgher and Mr. Wolf each up to 0.75% of each owner’s share of any management incentive fee paid to our general partner during the period of their respective service to our general partner.

Allocation of Distributions Paid with Respect to Class B Units Issued Upon Conversion of the Management Incentive Fee. Assuming all members of our general partner elect to convert into Class B units their respective proportionate share of the management incentive fee, then any cash distributions on converted Class B units (or any cash proceeds from the sale of Class B units) will be allocated to such members of our general partner based on the source of the assets from which such converted management incentive fee originated as set forth above. Additionally, each of Mr. Burgher and Mr. Wolf will be entitled to receive his proportionate share of any Class B units into which his share of the management incentive fee is converted.

Related Party Agreements

We and certain of our affiliates have entered into various documents and agreements. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm’s-length negotiations.

Services Agreement

Our general partner has entered into a services agreement with Quantum Resources Management for the provision of services required to manage and operate our business. Under the services agreement, until December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. During the year ended December 31, 2011, we incurred an aggregate $2.5 million in quarterly administrative services fees. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated by Quantum Resources Management to its affiliates. Quantum Resources Management has substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. Quantum Resources Management is not liable to us for its performance of, or failure to perform, services under the services agreement unless its acts or omissions constitute gross negligence or willful misconduct.

Omnibus Agreement

We entered into an omnibus agreement with certain affiliates of our general partner, including the Fund, that addresses competition and indemnification matters, as well as our right to participate in certain transactions with the Fund. Any or all of the provisions of the omnibus agreement, other than the indemnification provisions described below, will terminate upon a change of control of us or our general partner.

Competition. None of the affiliates of the Fund is restricted, under either our partnership agreement or the omnibus agreement, from competing with us. The Fund is permitted to compete with us and may acquire or dispose of additional oil and natural gas properties or other assets in the future without any obligation to offer us the opportunity to purchase those assets, except as provided in the right of first offer and the participation right under the omnibus agreement.

Indemnification. Pursuant to the omnibus agreement, the Fund has agreed to indemnify us against (i) title defects, subject to a $75,000 per claim de minimus exception, for amounts in excess of a $4.0 million threshold, and (ii) income taxes attributable to pre-closing operations as of the closing date of our initial public offering. The Fund’s indemnification obligation (i) survives for one year after the closing of our initial public offering with respect to title, and (ii) terminate upon the expiration of the applicable statute of limitations with respect to income taxes. We have agreed to indemnify the Fund against certain potential environmental claims, losses and expenses associated with the operation of our business that arise after our initial public offering.

Right of First Offer and Participation Right. Under the terms of the omnibus agreement, the Fund has agreed to offer us the first opportunity to purchase properties that it may offer for sale, so long as the properties consist of at least 70% proved developed producing reserves. Additionally, the Fund has agreed to allow us to participate in acquisition opportunities to the extent that it invests any of the remaining $170 million of its unfunded committed equity capital. Specifically, the Fund has agreed to offer us the first option to participate in at least 25% of each acquisition opportunity available to it, so long as at least 70% of the allocated value is attributable to proved developed producing reserves. In addition to opportunities to purchase proved reserves from, and to participate in future acquisition opportunities with, the Fund, the general partner of the Fund has agreed that, if it or its affiliates establish another fund to acquire oil and natural gas properties by December 31, 2012, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These provisions of the omnibus agreement will expire December  22, 2015.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a Code of Business Conduct and Ethics that sets forth our policies for the review, approval and ratification of transactions with related persons. Under our Code of Business Conduct and Ethics, a director would be expected to bring to the attention of the Chief Executive Officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with the Fund’s and our general partner’s organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, our general partner’s board of directors, or the conflicts committee of our general partner’s board of directors.

Under our Code of Business Conduct and Ethics, executive officers of our general partner are required to avoid conflicts of interest unless approved by the board of directors.

The board of directors of our general partner has a standing conflicts committee, and the board will determine whether to seek the approval of the conflicts committee in connection with future acquisitions of oil and natural gas properties from the Fund or its affiliates. In addition to acquisitions from the Fund or its affiliates, the board of directors of our general partner will also determine whether to seek conflicts committee approval to the extent we act jointly to acquire additional oil and natural gas properties with the Fund. In the case of any sale of equity or debt by us to an owner or affiliate of an owner of our general partner, we anticipate that our practice will be to obtain the approval of the conflicts committee of the board of directors of our general partner for the transaction. The conflicts committee is entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner has sought the conflicts committee’s approval.

The Fund may offer properties to us on terms it deems acceptable, and the board of directors of our general partner (or the conflicts committee) may accept or reject any such offers, negotiating terms it deems acceptable to us. As a result, the board of directors of our general partner (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by the Fund. In so doing, we expect the board of directors (or the conflicts committee) of our general partner will consider a number of factors in its determination of value, including, without limitation, production and reserve data, operating cost structure, current and projected cash flows, financing costs, the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory and the weighting of the expected production between oil and natural gas.

We expect that the Fund will consider a number of the same factors considered by the board of directors of our general partner to determine the proposed purchase price of any assets it may offer to us in future periods. In addition to these factors, given that the Fund is our largest unitholder, the Fund may consider the potential positive impact on its underlying investment in us by offering properties to us at attractive purchase prices. Likewise, the Fund may consider the potential negative impact on its underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including the Fund, Quantum Resources Management and Quantum Energy Partners) on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. In addition, many of the directors and officers of our general partner serve in similar capacities with Quantum Resources Management and Quantum Energy Partners and their respective affiliates, and certain of our executive officers and directors have economic interests, investments and other economic incentives in funds affiliated with Quantum Energy Partners, which may lead to additional conflicts of interest. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to us and our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty by our general partner.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of our outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee comprised of at least one independent director. The conflicts committee of the board of directors of our general partner is currently comprised of three independent directors. Our general partner may, but is not required to, seek approval from the conflicts committee of a resolution of a conflict of interest with our general partner or affiliates. If our general partner seeks approval from the conflicts committee, the conflicts committee will determine if the resolution of a conflict of interest with our general partner or its affiliates satisfies the standards set forth in the third or fourth bulleted points above. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and will not be a breach by our general partner of any duties it may owe us or our unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third or fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he or she is acting in our best interest.

Conflicts of interest could arise in the situations described below, among others:

Other than certain obligations of the Fund and its general partner contained in the omnibus agreement, the Fund, Quantum Energy Partners and other affiliates of our general partner are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses.

Our partnership agreement provides that the Fund and Quantum Energy Partners and their respective affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, except for the obligations of the Fund described below with respect to our omnibus agreement, the Fund and Quantum Energy Partners and their respective affiliates may acquire, develop or dispose of additional oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. Under the terms of our omnibus agreement, the Fund is obligated to offer us the first option to acquire 25% of each acquisition that becomes available to the Fund, so long as at least 70% of the allocated value (as reasonably determined by the Fund) is attributable to proved developed producing reserves. In addition, the terms of our omnibus agreement require the Fund to give us a preferential opportunity to bid on any oil or natural gas properties that the Fund intends to sell only if such properties are comprised of at least 70% proved developed producing reserves. In addition to opportunities to purchase additional properties from, and to participate in future acquisition opportunities with, the Fund, the general partner of the Fund has agreed that, if it or its affiliates establish another fund to acquire oil and natural gas properties within two years of the closing of our initial public offering, it will cause such fund to provide us with a similar right to participate in such fund’s acquisition opportunities. These provisions of the omnibus agreement will expire five years after the closing of our initial public offering.

The Fund and Quantum Energy Partners are established participants in the oil and natural gas industry, and have resources greater than ours, which factors may make it more difficult for us to compete with the Fund and Quantum Energy Partners with respect to commercial activities as well as for potential acquisitions. As a result, competition from these affiliates could adversely impact our growth prospects, our results of operations and, ultimately, our ability to increase our cash available for distribution to our unitholders.

Neither our partnership agreement nor any other agreement requires the Fund or Quantum Energy Partners to pursue a business strategy that favors us or uses our assets or dictates what markets to pursue or grow. Each of the officers and directors of the Fund and Quantum Energy Partners has a fiduciary duty to make these decisions in the best interests of its respective owners, which may be contrary to our interests.

Because the officers and certain of the directors of our general partner are also officers and/or directors of the Fund, Quantum Energy Partners and their respective affiliates, such officers and directors have fiduciary duties to the Fund, Quantum Energy Partners and their respective owners and affiliates that may cause them to pursue business strategies that disproportionately benefit the Fund, Quantum Energy Partners and their respective owners and affiliates or which otherwise are not in our best interests or the best interests of our unitholders.

Our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any of our limited partners. Examples include its determination whether or not to consent to any merger or consolidation involving us and its decision to convert its management incentive fee into Class B units.

Many of the directors and officers who have responsibility for our management have significant duties with, and will spend significant time serving, entities that compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

To maintain and increase our levels of production, we need to acquire oil and natural gas properties. Several of the officers and directors of our general partner, who are responsible for managing our operations and acquisition activities, hold similar positions with other entities that are in the business of identifying and acquiring oil and natural gas properties. For example, our general partner is owned 50% by an entity controlled by Mr. Smith, the Chief Executive Officer and a director of our general partner and Chief Executive Officer and a director of Quantum Resources Management, and Mr. Campbell, the President and Chief Operating Officer and a director of our general partner and President, Chief Operating Officer and a director of Quantum Resources Management. Mr. Smith and Mr. Campbell manage the Fund, and the Fund is also in the business of acquiring oil and natural gas properties. In addition, our general partner is owned 50% by an entity controlled by Mr. Neugebauer and Mr. VanLoh, who are directors of our general partner and also managing partners of Quantum Energy Partners. Quantum Energy Partners is in the business of investing in oil and natural gas companies with independent management, and those companies also seek to acquire oil and natural gas properties. Mr. Neugebauer and Mr. VanLoh are also directors of several oil and natural gas producing entities that are in the business of acquiring oil and natural gas properties. Mr. Wolf, the Chairman of the board of directors of our general partner, is also the chief executive officer and a director of the general partner of the Fund and is on the board of directors of other companies who also seek to acquire oil and natural gas properties. Several officers of our general partner devote significant time to the other businesses, including businesses to which Quantum Resources Management provides management and administrative services.

The existing positions held by these directors and officers may give rise to fiduciary duties that are in conflict with fiduciary duties they owe to us. We cannot assure our unitholders that these conflicts will be resolved in our favor. As officers and directors of our general partner these individuals may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present them to us.

We do not have any employees and rely solely on the employees of Quantum Resources Management. Quantum Resources Management provides substantially similar services to the Fund, and thus is not solely focused on managing our business.

Neither we nor our general partner have any employees and we rely solely on Quantum Resources Management to operate our assets. Our general partner has entered into a services agreement with Quantum Resources Management, pursuant to which Quantum Resources Management has agreed to make available to our general partner Quantum Resources Management’s personnel in a manner that will allow us to carry on our business in the same manner in which it was carried on by our predecessor.

Quantum Resources Management provides substantially similar services to the Fund, one of our affiliates. Additionally, should Quantum Energy Partners form other funds, Quantum Resources Management may also enter into similar arrangements with those new funds. Because Quantum Resources Management provides services to us that are substantially similar to those provided to the Fund and, potentially, other funds, Quantum Resources Management may not have sufficient human, technical and other resources to provide those services at a level that Quantum Resources Management would be able to provide to us if it did not provide those similar services to the Fund and those other funds. The assets retained by the Fund following the 2011 acquisition from the Fund, with respect to which Quantum Resources Management provides such services, had average net production of approximately 5,795 Boe/d for the three months ended December 31, 2011. Additionally, Quantum

Resources Management may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to those of the Fund and other funds. There is no requirement that Quantum Resources Management favor us over the Fund or other funds in providing its services. If the employees of Quantum Resources Management and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our unitholders may be reduced.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our units and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Although our general partner has a fiduciary duty to manage us in a manner beneficial to our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owners. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty laws. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which allows our general partner to consider only the interests and factors that it desires, without a duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

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provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

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generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

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provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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provides that in resolving conflicts of interest, it will be presumed that in making its decision our general partner or the conflicts committee of our general partner’s board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

If you purchase any common units in this offering, you are bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business, including, but not limited to, the following:

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the making of any expenditures, including investment capital expenditures in other partnerships with which our general partner is or may become affiliated, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and unit appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

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the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

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the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement—Limited Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership interests and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the manner in which our business is operated;

•	the amount, nature and timing of asset purchases and sales;

•	the amount, nature and timing of our capital expenditures;

•	the amount of borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or enabling the expiration of the subordination period.

For example, if we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units, Class B units, if any, and subordinated units, our partnership agreement permit us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our operating subsidiaries.

Our general partner determines which costs incurred by it are reimbursable by us.

We reimburse our general partner and its affiliates for costs incurred in managing and operating our business, including costs incurred in rendering staff and support services to us. Our partnership agreement provides that our general partner determines the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with Quantum Resources Management, the Fund, Quantum Energy Partners or their respective affiliates on our behalf. Similarly, agreements, contracts or arrangements between us and our general partner, Quantum Resources Management, the Fund, Quantum Energy Partners or their respective affiliates are not required to be negotiated on an arms-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

If our general partner converts a portion of its management incentive fee in respect of a quarter into Class B units, it will be entitled to receive pro rata distributions on those Class B units when and if we pay distributions on our common units, even if the value of our properties declines and a lower management incentive fee is owed in future quarters.

From and after the end of the subordination period and subject to certain exceptions, our general partner will have the continuing right, at any time when it has received all or any portion of the management incentive fee for three consecutive quarters and shall be entitled to receive all or a portion of the management incentive fee for a fourth consecutive quarter, to convert into Class B units up to 80% of such management incentive fee for the fourth quarter in lieu of receiving a cash payment for such portion of the management incentive fee. The Class B units will have the same rights, preferences and privileges of our common units, and will be entitled to the same cash distributions per unit as our common units, except in liquidation where distributions are made in accordance with the respective capital accounts of the units, and will be convertible into an equal number of common units at the election of the holder. As a result, a conversion of the management incentive fee may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units to our general partner. The Class B units issued to our general partner upon conversion of the management incentive fee will not be subject to forfeiture should the value of our assets decline in subsequent periods. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions and the Management Incentive Fee—General Partner Interest and Management Incentive Fee” and “—General Partner’s Right to Convert Management Incentive Fee into Class B Units.”

Certain of our executive officers and directors are entitled to receive their respective shares of distributions paid to our general partner and the management incentive fee.

Distributions on Our General Partner Units. Our general partner is owned 50% by an entity controlled by Toby R. Neugebauer and S. Wil VanLoh, Jr., who are directors of our general partner and also Managing Partners of Quantum Energy Partners, and 50% by an entity controlled by Alan Smith, the Chief Executive Officer and a director of our general partner and the Chief Executive Officer and a director of Quantum Resources Management, and John Campbell, the President and Chief Operating Officer and a director of our general partner and the President, Chief Operating Officer and a director of Quantum Resources Management. As indirect owners of our general partner, Messrs. Neugebauer, VanLoh, Smith and Campbell share, in proportion to their respective ownership interests in our general partner, in distributions made by us with respect to the general partner units held by our general partner.

Allocation of the Management Incentive Fee. Our general partner will allocate to its members any management incentive fee paid to our general partner in the following manner:

•

Fund Management Incentive Fee. With respect to any management incentive fee paid to our general partner that is attributable to oil and natural gas properties and other assets owned or subsequently acquired by the Fund following our initial public offering and sold to us:

•

Prior to July 1, 2013, the entity controlled by Mr. Neugebauer and Mr. VanLoh will receive 68.4% of such portion of the management incentive fee, and the entity controlled by Mr. Smith and Mr. Campbell will receive 31.6% of such portion of the management incentive fee; and

•

After June 30, 2013, the entity controlled by Mr. Neugebauer and Mr. VanLoh will receive 64.8% of such portion of the management incentive fee, and the entity controlled by Mr. Smith and Mr. Campbell will receive 35.2% of such portion of the management incentive fee.

•

Non-Fund Management Incentive Fee. With respect to any management incentive fee paid to our general partner that is attributable to oil and natural gas properties and other assets acquired by us from third parties other than the Fund following our initial public offering, the entity controlled by Mr. Neugebauer and Mr. VanLoh will receive 50% of such portion of the management incentive fee, and the entity controlled by Mr. Smith and Mr. Campbell will receive 50% of such portion of the management incentive fee.

Additionally, both owners of our general partner have agreed to pay Mr. Burgher and Mr. Wolf each up to 0.75% of each owner’s share of any management incentive fee paid to our general partner during the period of their respective service to our general partner.

Allocation of Distributions Paid with Respect to Class B Units Issued Upon Conversion of the Management Incentive Fee. Assuming all members of our general partner elect to convert into Class B units their respective proportionate share of the management incentive fee, then any cash distributions on converted Class B units (or any cash proceeds from the sale of Class B units) will be allocated to such members of our general partner based on the source of the assets from which such converted management incentive fee originated as set forth above. Additionally, each of Mr. Burgher and Mr. Wolf will be entitled to receive his proportionate share of any Class B units into which his share of the management incentive fee is converted.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement —Limited Call Right.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates in our favor.

Our general partner intends to limit its liability regarding our obligations.

Our general partner will enter into contractual arrangements on our behalf and intends to limit its liability under such contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective for any services rendered to us. Our general partner may also enter into contractual arrangements with the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us in connection with this offering have been retained by our general partner. The attorneys, independent accountants and others who perform services for us are selected by our general partner, or the conflicts committee of our general partner’s board of directors, and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or our unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or our unitholders, on the other, depending on the nature of the conflict. For example, the conflicts committee of our general counsel has hired separate counsel and a financial advisor to assist the conflicts committee with evaluating and negotiating our acquisition of the Acquisition Properties. We do not intend to hire separate counsel to represent us and our unitholders in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner, the Fund, Quantum Resources Management, Quantum Energy Partners and their respective affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration the interests of all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third-party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special Provisions Regarding Affiliated Transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest that are not approved by a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units, preferred units, Class B units, if any, and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, preferred units and subordinated units in and to partnership distributions, please read this section and “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by our unitholders:

•	surety bond premiums to replace lost or stolen certificates or to cover taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of their actions for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the indemnitee.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner may request that a transferee of common units certify that such transferee is an Eligible Holder. As of the date of this prospectus, an Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•

an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing transfers of securities.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee”;

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

We were organized on September 20, 2010 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is to engage in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law. However, our general partner may not cause us to engage in any business activity that it determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the ownership, acquisition, exploitation and development of oil and natural gas properties and the ownership, acquisition and operation of related assets, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests as well as to our general partner in respect of its general partner interest. For a description of these cash distribution provisions and the management incentive fee, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described under “—Limited Liability.” Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current approximate 0.1% general partner interest in us if we issue additional units. Our general partner’s approximate 0.1% interest in us, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to the Fund upon expiration of the underwriters’ option to purchase additional common units, the issuance of Class B units in connection with a conversion of the management incentive fee, the issuance of common units upon conversion of outstanding Class B units or the issuance of common units upon conversion of outstanding subordinated units) and our general partner does not contribute a proportionate amount of capital to us to maintain its current general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash, and our general partner may fund its capital contribution by the contribution to us of common units or other property.

Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below.

Various matters require the approval of a “unit majority,” which means:

•

during the subordination period, the approval of a majority of the outstanding common and preferred units, excluding those common and preferred units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, each voting as a separate class; and

•	after the subordination period, the approval of a majority of the outstanding common and preferred units.

By virtue of the exclusion of those common and preferred units held by our general partner and its affiliates from the required vote, and by their ownership of all of the subordinated units, during the subordination period, our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment that requires a unit majority.

In voting their common, preferred and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Interests.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner

Prior to December 31, 2020, under most circumstances, the approval of a majority of the common and preferred units, excluding common and preferred units held by our general partner and its affiliates, is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer without a vote of our unitholders all, but not less than all, of its general partner interest in us to an affiliate or another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all, or substantially all, of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third-party prior to December 31, 2020. Please read “—Transfer of General Partner Units.”

Assignment of management incentive fee	Our general partner may assign its rights to receive the management incentive fee at any time without unitholder approval in certain circumstances, so long as it continues to serve as our general partner. Prior to December 31, 2020, any other assignment of the right to receive the management incentive fee will require the affirmative vote of the holders of a majority of our outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2020, the right to receive the management incentive fee will be freely assignable. Please read “—Assignment of Management Incentive Fee.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner.”

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine,

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by our limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under Delaware law, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our operating subsidiary currently conducts business in Alabama, Arkansas, Florida, Kansas, Louisiana, New Mexico, Oklahoma and Texas, and we may have operating subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as an owner of our operating subsidiary may require compliance with legal requirements in the jurisdictions in which our operating subsidiary conducts business, including qualifying our operating subsidiary to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership in the operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by our limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then our limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of our limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to our common units.

If we issue additional partnership interests (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to the Funds upon expiration of the option to purchase additional common units, the issuance of partnership interests in connection with a conversion of the management incentive fee or the issuance of partnership interests upon conversion of outstanding partnership interests) our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its approximate 0.1% general partner interest in us. Our general partner’s approximate 0.1% general partner interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its current general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the aggregate percentage interest in us of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units do not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. To adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the consummation of this offering, the Fund will own all of our preferred and subordinated units, representing an aggregate of approximately 40.6% of our outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or rights to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•

any amendment necessary to require our limited partners to provide a statement, certification or other evidence to us regarding whether such limited partner is subject to United States federal income taxation on the income generated by us and to provide for the ability of our general partner to redeem the units of any limited partner who fails to provide such statement, certification or other evidence;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner is not required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our limited partners or result in our being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units requires the approval of at least a majority of the type or class of units so affected, but no vote is required by any class or classes or type or types of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that reduces the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction will not result in a material amendment to our partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction, and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide our limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in us in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2020 without obtaining the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2020, our general partner may withdraw as our general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw as our general partner without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of the outstanding common and preferred units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Units.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters is not obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common, preferred and subordinated units, including common and preferred units held by our general partner and its affiliates, voting as a single class. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. Upon the consummation of this offering, the Fund will own 100% of our preferred and subordinated units, representing approximately 40.6% of our outstanding units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest in us and right to the management incentive fee for a cash payment equal to the fair market value of that interest and right. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the departing general partner’s general partner in us and right to the management incentive fee for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest in us and the right to the management incentive fee will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for the transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner units to another person prior to December 31, 2020, without the approval of the holders of at least a majority of our outstanding common and preferred units, excluding common and preferred units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units or subordinated units to one or more persons without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third-party without the approval of our unitholders.

Assignment of Management Incentive Fee

Our general partner or a subsequent holder may assign its rights to receive the management incentive fee and to convert such management incentive fee into Class B units to (i) an affiliate of the holder (other than an individual) or (ii) another entity as part of the merger or consolidation of such holder with or into such entity, the sale of all of the ownership interests in such holder to such entity or the sale of all or substantially all of such holder’s assets to such entity without the prior approval of the unitholders; provided that, in the case of the sale of ownership interests in such holder, the initial holder of the right to receive the management incentive fee continues to serve as our general partner following such sale. Prior to December 31, 2020, any other assignment of the right to receive the management incentive fee will require the affirmative vote of the holders of a majority of our outstanding common and preferred units, excluding common and preferred units held by our general partner and its affiliates. On or after December 31, 2020, the right to receive the management incentive fee will be freely assignable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change the management of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of our then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the limited partner interests of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by Non-Eligible Holders will be voted by our general partner and our general partner will cast the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates or a direct or subsequently approved transferee of our general partner or its affiliates and specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Eligible Holders; Redemption

We currently own interests in oil and natural gas leases on United States federal lands and may acquire additional interests in the future. To comply with certain U.S. laws relating to the ownership of interests in oil and natural gas leases on federal lands, our general partner, acting on our behalf, may request that transferees fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify, that the unitholder is an Eligible Holder. As used in our partnership agreement, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. As of the date hereof, Eligible Holder means:

•	a citizen of the United States;

•	a corporation organized under the laws of the United States or of any state thereof;

•	a public body, including a municipality; or

•

an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If, following a request by our general partner, a transferee or unitholder, as the case may be, fails to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification,

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of our affiliates, to acquire all, but not less than all, of the units held by such unitholder. Further, the units held by such unitholder will not be entitled to any voting rights.

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, manager, managing member, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as a director, officer, manager, managing member, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance covering liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation, and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Our general partner has entered into a services agreement with Quantum Resources Management, pursuant to which, until December 31, 2012, Quantum Resources Management is entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. During the year ended December 31, 2011, we incurred $2.5 million in aggregate administrative services fees. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. The services agreement provides that employees of Quantum Resources Management (including the persons who are executive officers of our general partner) will devote such portion of their time as may be reasonable and necessary for the operation of our business. Certain of the executive officers of our general partner currently devote significantly less than a majority of their time to our business.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting and tax purposes, our fiscal year end is December 31.

We will furnish or make available to record holders of common units, within 90 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on its Electronic Data Gathering Analysis and Retrieval system, or EDGAR, or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on the cooperation of our unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and any powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

Prior to this offering, the Fund holds an aggregate of 11,297,737 common units, 16,666,667 preferred units and 7,145,866 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period, and all of the preferred units may be converted into common units upon the satisfaction of certain trading price and other criteria described in “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee—Distributions to Preferred Units and Terms of Conversion.” The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell his common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement does not restrict our ability to issue any partnership interests. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership interests that they hold, which we refer to as registerable securities. The holders of our preferred units also have the right, pursuant to a registration rights agreement, to cause us to register under the Securities Act and applicable state securities laws the offer and sale of the common units into which the preferred units may be converted. Subject to the terms and conditions of our partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership interests, including common units or other partnership interests offered by us or by any unitholder. Our general partner and its affiliates will continue to have the registration rights included in the partnership agreement for two years following the withdrawal or removal of our general partner. Additionally, pursuant to the Stakeholders’ Agreement, the Fund has the right to require the registration of the units acquired by it in connection with our initial public offering. Subject to the terms of the Stakeholders’ Agreement, the Fund is entitled to make three such demands for registration. Additionally, the Fund and permitted transferees may include any of their units in a registration by us of other units, including units offered by us or any unitholder, subject to customary exceptions. In connection with any registration of units held by our general partner or its affiliates, we have agreed to indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We have agreed to bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units or other partnership interests in private transactions at any time, subject to compliance with certain conditions and applicable laws.

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, not to sell any common units for a period of 60 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting—Lock-Up Agreements.”

MATERIAL TAX CONSEQUENCES

This section is a summary of the material U.S. federal, state and local tax consequences that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins insofar as it describes legal conclusions with respect to matters of U.S. federal income tax law. Such statements are based on the accuracy of the representations made by our general partner and us to Vinson & Elkins, and statements of fact do not represent opinions of Vinson & Elkins. To the extent this section discusses U.S. federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to QR Energy, LP and our subsidiaries.

This section does not address all U.S. federal, state and local tax matters that affect us or our unitholders. To the extent that this section relates to taxation by a state, local or other jurisdiction within the United States, such discussion is intended to provide only general information. We have not sought the opinion of legal counsel regarding U.S. state, local or other taxation and, thus, any portion of the following discussion relating to such taxes does not represent the opinion of Vinson & Elkins or any other legal counsel. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States, whose functional currency is the U.S. dollar and who hold units as a capital asset (generally, property that is held as an investment). This section has no application to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each prospective unitholder to consult such unitholder’s own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from his ownership or disposition of his units.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter that affects us or our unitholders. Instead, we will rely on opinions and advice of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our units and the prices at which such units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”; (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”; and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units.”

Taxation of QR Energy, LP

Partnership Status

We will be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for U.S. federal income taxes. Instead, each of our unitholders will be required to take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not be taxable to us or the unitholder unless the amount of cash distributed to the unitholder exceeds the unitholder’s tax basis in his units.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships for which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from exploration and production of certain natural resources, including oil, natural gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner, and a review of the applicable legal authorities, Vinson & Elkins is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating company for U.S. federal income tax purposes. It is the opinion of Vinson & Elkins that we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Vinson & Elkins has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins has relied include, without limitation:

(a) neither we nor any of our operating subsidiaries has elected or will elect to be treated as a corporation;

(b) for each taxable year, including short taxable years occurring as a result of a constructive termination, more than 90% of our gross income has been and will be income that Vinson & Elkins has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we have transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as an association taxable as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return, rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in our units, or taxable capital gain, after the unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our units.

The remainder of this discussion assumes that we will be classified as a partnership for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of QR Energy, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as tax partners of QR Energy for U.S. federal income tax purposes. A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Items of our income, gain, loss, or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. Prospective unitholders are urged to consult their own tax advisors with respect to the consequences of their status as partners in us for U.S. federal income tax purposes.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” neither we nor our subsidiaries will pay any U.S. federal income tax. For U.S. federal income tax purposes, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for his taxable year or years ending with or within our taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his units immediately before the distribution. Cash distributions made by us to a unitholder in an amount in excess of the unitholder’s tax basis in his units generally will be considered to be gain from the sale or exchange of those units, taxable in accordance with the rules described under “—Disposition of Units.” Any reduction in a unitholder’s share of our liabilities, including as a result of future issuances of additional units, including Class B units, will be treated as a distribution of cash to that unitholder. To the extent that cash distributions made by us cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A non-pro rata distribution of money or property, including a deemed distribution, may result in ordinary income to a unitholder, regardless of that unitholder’s tax basis in its units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, a unitholder will be treated as having received his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for an allocable portion of the distribution made to such unitholder. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2013, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure our unitholders that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units;

•	we drill fewer well locations than we anticipate in connection with our drilling and completion activities contemplated by our capital budget;

•

legislation is passed that limits or repeals certain U.S. federal income tax preferences currently available to oil and gas exploration and development companies (please read “Tax Treatment of Operations—Recent Legislative Developments”); or

•

we make a future offering of units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Units

A unitholder’s initial tax basis in his units will be the amount he paid for those units plus his share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to him, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder’s share of our nonrecourse liabilities will generally be based on the Book-Tax Disparity (as described in “—Allocation of Income, Gain, Loss and Deduction”) attributable to such unitholder to, the extent of such amount, and, thereafter, his share of our profits. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of that unitholder’s share of our losses will be limited to the lesser of (i) the tax basis such unitholder has in his units, and (ii) in the case of an individual, estate, trust or corporate unitholder (if more than 50% of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax exempt organizations) the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain would not be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of the unitholder’s units, excluding any portion of that basis attributable to the unitholder’s share of our liabilities, reduced by (1) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (2) any amount of money the unitholder borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our liabilities.

The at-risk limitation applies on an activity-by-activity basis, and in the case of oil and natural gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or natural gas property is generally required to be treated separately so that a loss from any one property would be limited to the at-risk amount for that property and not the at-risk amount for all the taxpayer’s oil and natural gas properties. It is uncertain how this rule is implemented in the case of multiple oil and natural gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or natural gas properties we own in computing a unitholder’s at-risk limitation with respect to us. If a unitholder were required to compute his at-risk amount separately with respect to each oil or natural gas property we own, he might not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at-risk amount with respect to his units as a whole.

In addition to the basis and at risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly-traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders for purposes of the investment interest expense limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated in a manner that provides the holders of preferred units with a preference equal to the then-existing liquidation value of the preferred units and thereafter among our general partner and the unitholders (other than holders of preferred units) in accordance with their percentage interests in us. However, at any time that distributions are made to the units in excess of distributions to the subordinated units, gross income will be allocated to the recipients to the extent of these distributions.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering and any future offerings or certain other transactions, a “Book Tax Disparity.” The effect of these allocations, referred to as Section 704(c)

Allocations, to a unitholder acquiring units in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. However, in connection with providing this benefit to any future unitholders, similar allocations will be made to all holders of partnership interests immediately prior to such other transactions, including purchasers of units in this offering, to account for any Book Tax Disparity at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate a Book-Tax Disparity will generally be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions may be subject to tax as ordinary income.

Vinson & Elkins has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of our units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult their tax advisor about modifying any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account the unitholder’s distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

Recently enacted legislation will impose a 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect the unitholder’s purchase price. The Section 743(b) adjustment separately applies to any transferee of a unitholder who purchases outstanding units from another unitholder based upon the values and bases of our assets at the time of the transfer to the transferee. The Section 743(b) adjustment does not apply to a person who purchases units directly from us, and belongs only to the purchaser and not to other unitholders. Please read, however, “—Allocation of Income, Gain, Loss and Deduction.” For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.

The timing and calculation of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Internal Revenue Code Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Internal Revenue Code Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “—Allocation of Income, Gain, Loss and Deduction.”

The timing of these deductions may affect the uniformity of our units. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.” Vinson & Elkins is unable to opine as to the validity of any such alternate tax positions because there is no clear applicable authority. A unitholder’s basis in a unit is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his units and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and the transferee’s share of any gain or loss on a sale of assets by us would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the fair market value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure our unitholders that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should our general partner determine the expense of compliance exceeds the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than such purchaser would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of losses discussed above (please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses”), unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and natural gas interests. Although the Internal Revenue Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes. Each unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Internal Revenue Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas, or derivative contracts or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s average net daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the unitholder’s share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total adjusted tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and natural gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the unitholders for any taxable year. Moreover, the availability of percentage depletion may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, natural gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount in respect of those IDCs will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and natural gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil or natural gas properties and also carries on substantial retailing or refining operations. An oil or natural gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. To qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of natural gas) on average for any day during the taxable year or in the retail marketing of oil and natural gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the adjusted tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. Please read “—Disposition of Units—Recognition of Gain or Loss.”

The election to currently deduct IDCs may be restricted or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 6% of our qualified production activities income that is allocated to such unitholder, but not to exceed 50% of such unitholder’s IRS Form W-2 wages for the taxable year allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders, and thus a unitholder’s ability to claim the Section 199 deduction may be limited.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and counsel is unable to express any opinion, as to the availability or extent of the Section 199 deduction to the unitholders. Moreover, the availability of Section 199 deductions may be reduced or eliminated if recently proposed (or similar) tax legislation is enacted. For a discussion of such legislative proposals, please read “—Recent Legislative Developments.” Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring oil and natural gas lease or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “—Tax Treatment of Operations—Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and natural gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred. The amortization period for certain geological and geophysical expenditures may be extended if recently proposed (or similar) tax legislation is enacted.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Recent Legislative Developments

President Obama’s budget proposal for fiscal year 2013 and other recently introduced legislation include proposals that would, among other things, eliminate or reduce certain key U.S. federal income tax preferences relating to oil and natural gas exploration and development. Changes proposed include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase the taxable income allocable to our unitholders and negatively impact the value of an investment in our units. In addition, the Obama Administration is considering, and, in the last Congressional session, the U.S. House of Representatives passed legislation that would have provided for substantive changes to the definition of qualifying income and the treatment of certain types of income earned from profits interests in partnerships. It is possible that these legislative efforts could result in changes to the existing federal income tax laws that affect publicly traded partnerships. As previously proposed, we do not believe any such legislation would affect our tax treatment as a partnership. However, the proposed legislation could be modified in a way that could affect us. We are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interest in us prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to any amortization deductions with respect to certain goodwill properties conveyed to us or held by us at the time of any future offering. Please read “—Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property he receives plus his share of our liabilities. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in the unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year will generally be taxable as long-term capital gain or loss. However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation, depletion or IDC recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly-traded partnerships are entitled to rely on those proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until the final Treasury Regulations are issued. Accordingly, Vinson & Elkins is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for any quarter will be allocated items of our income, gain, loss and deductions attributable to the month of sale but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated our tax partnership for U.S. federal income tax purposes upon the sale or exchange of interests in QR Energy that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% has been met, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure for publicly traded partnerships that have technically terminated, the IRS may allow, among other things, that we provide a single Schedule K-1 for the tax year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units and because of other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3), neither of which is anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins is unable to opine as to validity of such filing positions. A unitholder’s basis in units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” and “—Tax Consequences of Unit Ownership—Section 754 Election.” The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we, nor Vinson & Elkins can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to his returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement designates our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a person that is not a U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent such transactions are not disclosed, the penalty is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described in “—Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to U.S. federal income taxes, unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or owns property or in which the unitholder is a resident. We currently conduct business or own property in several states, most of which impose personal income taxes on individuals. Most of these states also impose an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. A unitholder may be required to file state income tax returns and to pay state income taxes in any state in which we do business or own property, and such unitholder may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections of Unitholder Taxes.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of him.

INVESTMENT IN QR ENERGY, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”). For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities (“IRAs”) established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors”; and

•	whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by the employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

•

the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above that are subject to ERISA and IRAs and other similar vehicles that are subject to Section 4975 of the Internal Revenue Code.

•	Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first two bullet points above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, we and the selling unitholders have agreed to sell to the underwriters named below, and the underwriters, for whom Barclays Capital Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Raymond James & Associates, Inc., RBC Capital Markets, LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and UBS Securities LLC are acting as joint book-running managers and representatives, have severally agreed to purchase, the respective number of common units appearing opposite their names below:

Underwriter	Number of Common Units
Barclays Capital Inc.	1,487,500
Wells Fargo Securities, LLC	1,487,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,487,500
Citigroup Global Markets Inc.	1,487,500
J.P. Morgan Securities LLC	1,487,500
Raymond James & Associates, Inc.	1,487,500
RBC Capital Markets, LLC	1,487,500
Credit Suisse Securities (USA) LLC	1,225,000
Goldman, Sachs & Co.	1,225,000
UBS Securities LLC	1,225,000
Oppenheimer & Co. Inc.	743,750
Wunderlich Securities, Inc.	743,750
Global Hunter Securities, LLC	481,250
Ladenburg Thalmann & Co. Inc.	481,250
TD Securities (USA) LLC	481,250
BMO Capital Markets Corp.	360,850
Janney Montgomery Scott LLC	120,400

Total	17,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The common units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to purchase all the common units offered by this prospectus if any are purchased, other than those common units covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an additional 2,625,000 common units from us at the initial public offering price less the underwriting discounts, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the common units that the underwriters have agreed to purchase from us but that are not payable on such additional common units, to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional common units in proportion to their respective commitments set forth in the prior table.

Discounts

The common units sold by the underwriters to the public will initially be offered at the price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $0.4604 per common unit. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

The following table summarizes the underwriting discounts and the proceeds, before expenses, payable to us and the selling unitholders, both on a per unit basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional common units:

	Per Common Unit	Total
		Without Option	With Option
Public offering price	$19.18	$335,650,000	$385,997,500
Underwriting discounts	$0.7672	$13,426,000	$15,439,900
Proceeds, before expenses, to us	$18.4128	$114,201,028	$162,534,628
Proceeds to selling unitholders	$18.4128	$208,022,972	$208,022,972

We estimate that the expenses of this offering payable by us, not including underwriting discounts, will be approximately $600,000.

Indemnification of Underwriters

The underwriting agreement provides that we and the selling unitholders will indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our general partner, the directors and executive officers of our general partner, and the selling unitholders have agreed, subject to certain exceptions, in the case of us, our general partner and the directors and executive officers at our general partner, that, without the prior written consent of Barclays Capital Inc., we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 60th day after the date of this prospectus, directly or indirectly:

•

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of our common units or any securities convertible into or exercisable or exchangeable for our common units, except that we may issue common units or any securities convertible or exchangeable into our common units as payment of any part of the purchase price for businesses that we acquire and the selling unitholders may sell the common units offered by means of this prospectus; provided that any recipient of such common units must agree in writing to be bound by these provisions for the remainder of the lock-up period;

•

in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any of our common units or any securities convertible into or exercisable or exchangeable for our common units (other than (i) any Rule 462(b) registration statement filed to register securities to be sold to the underwriters pursuant to the underwriting agreement, (ii) any registration statement on Form S-8 to register common units or options to purchase common units pursuant to the QRE GP, LLC Long-Term Incentive Plan, (iii) any registration statement in connection with our entrance into a definitive agreement relating to an acquisition, (iv) any registration statement filed to register the resale of the common units into which our preferred units may be converted or (v) any registration statement on Form S-3); or

•

enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common units or any securities convertible into or exercisable or exchangeable for our common units, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common units, other securities, in cash or otherwise; or publicly announce an intention to do any of the foregoing.

Barclays Capital Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer.

Electronic Distribution

This prospectus and the registration statement of which this prospectus forms a part may be made available in electronic format on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the information set forth in this prospectus and the registration statement of which this prospectus forms a part, information contained in any website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

New York Stock Exchange

Our common units are listed on the New York Stock Exchange under the symbol “QRE.”

Stabilization

In order to facilitate this offering of our common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common units. Specifically, the underwriters may sell more common units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common units available for purchase by the underwriters under their option to purchase additional common units. The underwriters may close out a covered short sale by exercising their option to purchase additional common units or purchasing common units in the open market. In determining the source of common units to close out a covered short sale, the underwriters may consider, among other things, the market price of common units compared to the price payable under their option to purchase additional common units. The underwriters may also sell common units in excess of the number of common units available under their option to purchase additional common units, creating a naked short position. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common units in the open market to stabilize the price of our common units, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common units in this offering if the underwriting syndicate repurchases previously distributed common units to cover syndicate short positions or to stabilize the price of the common units.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of such underwriter in stabilizing or short covering transactions.

The foregoing transactions, if commenced, may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

The foregoing transactions, if commenced, may be effected on the New York Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other financial services to us and our affiliates for which they have received, and may in the future receive, customary fees. Additionally, certain of the underwriters and their affiliates have engaged, and may from time to time in the future engage, in transactions with us in the ordinary course of their business. Affiliates of Wells Fargo Securities, LLC, RBC Capital Markets, LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BMO Capital Markets Corp. and TD Securities (USA) LLC are lenders under our credit facility and will receive substantially all of the net proceeds of this offering through our repayment of borrowings outstanding under our credit facility. In addition, affiliates of certain of the underwriters also serve in additional roles under that facility, such as administrative agent, bookrunner, lead arranger, documentation agent and syndication agent, for which they have received customary fees and reimbursement of expenses. Additionally, Barclays Capital Inc. and Wells Fargo Securities, LLC served as our financial advisors in connection with the Prize Acquisition and have also provided us with a commitment to arrange senior unsecured bridge loans in an aggregate amount up to $200 million to fund the purchase price of the Prize Acquisition, if necessary.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Funds managed by Goldman Sachs Asset Management, an affiliated investment advisor of Goldman, Sachs & Co., holds a 19.73% interest in Quantum Resources A1, LP, or QRA. QRA owns 10,329,092 of our outstanding common units, 15,066,277 of our outstanding preferred units and 6,533,194 of our outstanding subordinated units. Such funds do not have a direct interest in the common units, preferred units or subordinated units owned by QRA.

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1) if our partnership is a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3) in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). Our partnership’s limited partnership units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such limited partnership units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any limited partnership units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our limited partnership units in Germany. Consequently, our limited partnership units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the limited partnership units to the public in Germany or any other means of public marketing. Our limited partnership units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our limited partnership units does not constitute an offer to buy or the solicitation or an offer to sell limited partnership units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our limited partnership units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our limited partnership units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our limited partnership units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our limited partnership units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our limited partnership units may be made available through a public offering in or from Switzerland. Our limited partnership units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by us will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with the sale of the common units offered by the selling unitholders will be passed upon by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of QR Energy, LP as of December 31, 2011 and 2010, for the year ended December 31, 2011 and for the period from December 22, 2010 through December 31, 2010 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of QA Holdings, LP for the period from January 1, 2010 to December 21, 2010, and for the year ended December 31, 2009 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimated quantities of our proved oil and natural gas reserves and the net present value of such reserves as of December 31, 2011 set forth in this prospectus are based upon a reserve report prepared by Miller and Lents, Ltd. Estimated quantities of the Fund’s proved oil and natural gas reserves and the net present value of such reserves as of December 31, 2011 set forth in this prospectus are based upon a reserve report prepared by Miller and Lents, Ltd.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports with and furnish other information to the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our website on the Internet is located at http://www.qrenergylp.com, and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus or the registration statement of which this prospectus forms a part. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: QR Energy, LP, 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, Texas 77010, (713) 452-2200.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means we can disclose important information to you without actually including the specific information in this prospectus by referring to those documents. The information incorporated by reference is an important part of this prospectus. If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

The documents listed below have been filed by us pursuant to the Exchange Act and are incorporated by reference into this prospectus:

•

Our Annual Report on Form 10-K for the year ended December 31, 2011 filed on March 15, 2012 (with the exception of Exhibit 99.2 thereto), as amended by our Annual Report on Form 10-K/A filed on March 26, 2012 (which filing replaced Exhibit 99.2 included with the Annual Report on Form 10-K filed on March 15, 2012); and

•	Our Current Reports on Form 8-K filed on March 22, 2012 and March 30, 2012.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategies;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	drilling locations;

•	oil and natural gas reserves;

•	technology;

•	realized oil and natural gas prices;

•	production volumes;

•	lease operating expenses;

•	general and administrative expenses;

•	future operating results; and

•	plans, objectives, expectations and intentions.

These types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in “Prospectus Summary,” “Risk Factors,” “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee,” and and other sections of this prospectus, and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties” sections included in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations as expressed in this prospectus including, but not limited to:

•	our ability to generate sufficient cash to pay the minimum quarterly distribution on our common units;

•	our substantial future capital requirements, which may be subject to limited availability of financing;

•	uncertainty inherent in estimating our reserves;

•	our need to make accretive acquisitions or substantial capital expenditures to maintain our declining asset base;

•	cash flows and liquidity;

•	potential shortages of drilling and production equipment;

•	potential difficulties in the marketing of, and volatility in the prices for, oil and natural gas;

•	uncertainties surrounding the success of our secondary and tertiary recovery efforts;

•	competition in the oil and natural gas industry;

•	general economic conditions, globally and in the jurisdictions in which we operate;

•	legislation and governmental regulations, including climate change legislation;

•	the risk that our hedging strategy may be ineffective or may reduce our income;

•	the material weakness in our internal control over financial reporting;

•	actions of third-party co-owners of interest in properties in which we also own an interest; and

•	risks related to potential acquisitions, including our ability to make acquisitions on favorable terms or to integrate acquired properties.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in the “Risk Factors” section beginning on page 24 of this prospectus and elsewhere in this prospectus, including the documents incorporated by reference herein. All forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

APPENDIX A

GLOSSARY OF TERMS

The following includes a description of the meanings of some of the oil and natural gas industry terms used in this prospectus. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been excerpted from the applicable definitions contained in Rule 4-10(a) of Regulation S-X.

Adjusted Operating Surplus for any period means:

(a) operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under the definition of “Operating Surplus”; less

(b) any net increase in working capital borrowings with respect to that period; less

(c) any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

(d) any net decrease in working capital borrowings with respect to that period; plus

(e) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

(f) any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Available Cash means, for any quarter all cash and cash equivalents on hand at the end of that quarter:

(a) less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•

provide funds for distributions to our unitholders (including our general partner) for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for subordinated units unless it determines that the establishment of reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the next four quarters);

(b) less, aggregate preferred unit distribution accrued and payable for the quarter;

(c) plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.

Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Basin: A large depression on the earth’s surface in which sediments accumulate.

Bbl: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bbl/d: One Bbl per day.

Boe: One barrel of oil equivalent, calculated by converting natural gas to oil equivalent barrels at a ratio of six Mcf of natural gas to one Bbl of oil.

Boe/d: One Boe per day.

Btu: One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

Capital Surplus means any distribution of available cash in excess of our cumulative operating surplus. Accordingly, capital surplus would generally be generated by:

•	borrowings (including sales of debt securities) other than working capital borrowings;

•	sales of our equity securities;

•	sales or other dispositions of assets outside the ordinary course of business;

•	capital contributions;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge.

Developed Acreage: The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development Well: A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole or Well: A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Exploitation: A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory Well: A well drilled to find and produce oil and natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field: An area consisting of a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

Gross Acres or Gross Wells: The total acres or wells, as the case may be, in which we have working interest.

MBbls: One thousand Bbls.

MBbls/d: One thousand Bbls per day.

MBoe: One thousand Boe.

MBoe/d: One thousand Boe per day.

MBtu: One thousand Btu.

MBtu/d: One thousand Btu per day.

Mcf: One thousand cubic feet of natural gas.

Mcf/d: One Mcf per day.

MMBoe: One million Boe.

MMBtu: One million British thermal units.

MMcf: One thousand Mcf.

Net Acres or Net Wells: Gross acres or wells, as the case may be, multiplied by our working interest ownership percentage working interest.

Net Production: Production that is owned by us less royalties and production due others.

Net Revenue Interest: A working interest owner’s gross working interest in production less the royalty, overriding royalty, production payment and net profits interests.

NGLs: The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX: New York Mercantile Exchange.

Oil: Oil and condensate.

Operating Expenditures generally means: all of our cash expenditures, including, but not limited to, taxes, reimbursement for expenses of our general partner (including expenses incurred under the services agreement with Quantum Resources Management), payments made to our general partner in respect of the Management Incentive Fee, payments made in the ordinary course of business under commodity hedge contracts, (provided that (i) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (ii) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments (except as otherwise provided herein) and estimated maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus below when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	growth capital expenditures;

•	actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners; or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Operating Surplus for any period means:

•	$40.0 million; plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions, which include the following:

•	borrowings (including sales of debt securities) that are not working capital borrowings;

•	sales of equity interests;

•	sales or other dispositions of assets outside the ordinary course of business; and

•	capital contributions received;

provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

•	working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid on equity issued to finance all or a portion of the construction, replacement, acquisition or improvement of a capital improvement or replacement of a capital asset (such as reserves or equipment) in respect of the period beginning on the date that we enter into a binding obligation to commence the construction, replacement, acquisition or improvement of a capital improvement, construction, replacement, acquisition or capital improvement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset begins producing in paying quantities or is placed into service, as applicable, and the date that it is abandoned or disposed of; plus

•

cash distributions paid on equity issued (including distributions on common units, if any) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the capital improvements or capital assets referred to above; less

•	all of our operating expenditures after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred; less

•	any loss realized on disposition of an investment capital expenditure.

Productive Well: A well that produces commercial quantities of hydrocarbons, exclusive of its capacity to produce at a reasonable rate of return.

Proved Developed Reserves: Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods.

Proved Reserves: Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons, LKH, as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil, HKO, elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved Undeveloped Reserves: Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. definition of this term can be viewed on the Web site at http://www.sec.gov/Divisions/corpfin/forms/.

Realized Price: The cash market price less all expected quality, transportation and demand adjustments.

Recompletion: The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reservoir: A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Spacing: The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

Spot Price: The cash market price without reduction for expected quality, transportation and demand adjustments.

Standardized Measure: The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our standardized measure. Standardized measure does not give effect to derivative transactions.

Subordination Period: will end on the earlier of:

•	the later to occur of (a) December 22, 2012 and (b) such time as all arrearages, if any, of distributions of the minimum quarterly distribution on the common units have been eliminated; and

•

the removal of our general partner other than for cause, provided that no subordinated units or common units held by the holders of the subordinated units or their affiliates are voted in favor of such removal.

Undeveloped Acreage: Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Wellbore: The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called well or borehole.

Working Capital Borrowings: Working capital borrowings are borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months from sources other than additional working capital borrowings.

Working Interest: The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

Workover: Operations on a producing well to restore or increase production.

WTI: West Texas Intermediate.

QR ENERGY, LP

17,500,000 Common Units

Representing Limited Partner Interests

P R O S P E C T U S

Barclays

Wells Fargo Securities

BofA Merrill Lynch

Citigroup

J.P. Morgan

Raymond James

RBC Capital Markets

Credit Suisse

Goldman, Sachs & Co.

UBS Investment Bank

Oppenheimer & Co.

Wunderlich Securities

Global Hunter Securities

Ladenburg Thalmann & Co. Inc.

TD Securities

BMO Capital Markets

Janney Montgomery Scott